Filed Pursuant to Rule 424(b)(3)
                                                              File No. 333-22579
[letterhead]    Bank of
                Lancaster

                                                                 March 24, 1997

Dear Fellow Stockholders:

         You are cordially invited to attend the Annual Meeting of Stockholders of your Bank on April 28, 1997, at 1:00 p.m., at Indian Creek Yacht & Country Club, Kilmarnock, Virginia. We would be pleased to have you as our guest for a buffet luncheon starting at 12:15 p.m. If you wish to attend, please indicate this on the bottom of the enclosed proxy. This will allow us to have an accurate count of those joining us for the luncheon.

         The accompanying Notice and Proxy Statement describe the matters to be presented at the Meeting. Please give them your prompt and careful attention.

         At the Annual Meeting, you will be asked to approve a proposal to adopt a bank holding company form of organization for the Bank. Recently, Bay Banks of Virginia, Inc., a Virginia corporation, has been formed by the Bank to serve as the holding company. Under the proposal, the Bank will conduct its banking operations as a wholly-owned subsidiary of this holding company. Each share of your stock in the Bank will be converted, in a tax-free transaction, into one share of common stock of Bay Banks of Virginia. Your percentage equity ownership in Bay Banks of Virginia will be exactly the same as your present ownership in the Bank.

         The financial services industry continues to be one of the most rapidly changing segments of Virginia's and the nation's economy. Historical distinctions between various types of financial institutions are eroding rapidly and banks are subject to new and more aggressive competition from every side. Your Board believes that the greater flexibility and investment opportunities provided by the establishment of a holding company will assist in the fulfillment of our customers' needs in this rapidly changing environment and advance your interests as stockholders. Among the investment opportunities available to us as a holding company is the ability to repurchase our own stock, which we are presently precluded from doing.

         Most banks, nationally and locally, have already reorganized into holding companies; we see no reason why you should not have the benefit of this type of organization. The Board of Directors unanimously recommends that you Vote For the reorganization of the Bank. If you have questions regarding the reorganization after you have reviewed the enclosed Proxy Statement, you may speak to either of us.

         At the Annual Meeting, you will also vote on the reelection of four directors of the Bank and to ratify the appointment of independent auditors. We hope you can join us for the luncheon and attend the Annual Meeting. Whether or not you plan to attend, please complete, sign and date the enclosed proxy and return it promptly in the enclosed envelope.

         We appreciate your continuing loyalty and support.

                                   Sincerely,

   /s/ Ammon G. Dunton, Jr.             /s/ Austin L. Roberts, III
   -----------------------------        -----------------------------
   Ammon G. Dunton, Jr.                 Austin L. Roberts, III
   Chairman of the Board                President and Chief Executive Officer


     100 S. Main Street, P.O. Box 1869  *   Kilmarnock, Virginia 22482-1869
                                 (804) 435-1171
          Toll Free Statewide: 1-800-435-1140  *  Fax: (804) 435-0543

                               Bank of Lancaster
                             100 South Main Street
                           Kilmarnock, Virginia 22482

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                                 April 28, 1997

To Our Stockholders:

         The Annual Meeting of Stockholders of Bank of Lancaster (the "Bank") will be held at Indian Creek Yacht & Country Club, Kilmarnock, Virginia, on April 28, 1997 at 1:00 p.m. for the following purposes:

         1. To approve an Agreement and Plan of Reorganization dated as of February 20, 1997, a copy of which is attached to the accompanying Proxy Statement as Exhibit A, providing for the reorganization of the Bank into a holding company structure;

         2. To elect four Directors to serve for a three year term and until their successors are elected and qualified;

         3. To ratify the selection of Eggleston Smith P.C., independent certified public accountants, as auditors of the Bank for the year ending December 31, 1997; and

         4. To transact such other business as may properly come before the meeting or any adjournment thereof.

         Any stockholder entitled to vote at the Annual Meeting shall have the right to dissent from the reorganization of the Bank and to receive payment of the fair value of his or her shares upon compliance with Article 15 of the Virginia Stock Corporation Act, the full text of which is included as Exhibit B to the accompanying Proxy Statement.

         Only stockholders of record at the close of business on March 7, 1997 will be entitled to notice of and to vote at the Annual Meeting and any adjournments thereof.

                                           By Order of the Board of Directors
                                           /s/ Peggy G. George
                                           ----------------------------------
                                           Peggy G. George
                                           Corporate Secretary

March 24, 1997

       PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY PROMPTLY, WHETHER OR
                   NOT YOU PLAN TO ATTEND THE ANNUAL MEETING.

         THE BOARD OF DIRECTORS OF THE BANK UNANIMOUSLY RECOMMENDS THAT
                  STOCKHOLDERS VOTE TO APPROVE THE AGREEMENT.

                               BANK OF LANCASTER
                              Kilmarnock, Virginia

                              --------------------

                                PROXY STATEMENT

                              --------------------

                                  INTRODUCTION

         This Proxy Statement is furnished to stockholders of Bank of Lancaster (the "Bank") in connection with the solicitation of proxies by the Board of Directors of the Bank for use at the Annual Meeting of Stockholders to be held on April 28, 1997, at the time and place set forth in the accompanying Notice of the Annual Meeting of Stockholders and at any adjournment thereof (the "Annual Meeting"). This Proxy Statement and the enclosed form of proxy are being mailed to the stockholders of the Bank on or about March 24, 1997. Two-thirds of outstanding shares are required to be present in person or by proxy to constitute a quorum.

         At the Annual Meeting, stockholders will be asked to approve the reorganization of the Bank into a holding company structure (the "Reorganization") in accordance with the terms and conditions set forth in the Agreement and Plan of Reorganization, dated as of February 20, 1997 (the "Agreement"), whereby the Bank will become a wholly-owned subsidiary of Bay Banks of Virginia, Inc., a Virginia corporation recently organized to serve as the holding company for the Bank (the "Holding Company"). The reorganization of the Bank will be accomplished through a statutory share exchange. A copy of the Agreement is attached as Exhibit A to this Proxy Statement. At the effective date of the Reorganization, each outstanding share of common stock of the Bank will be converted, in a tax-free transaction, into one share of common stock of the Holding Company. After consummation of the Reorganization, the Bank will conduct its business as a wholly-owned subsidiary of the Holding Company in substantially the same manner and from the same offices as the Bank did before the Reorganization. See "The Proposed Reorganization."

         At the Annual Meeting, stockholders also will be asked to vote on the election of four directors to serve for a three year term, and the ratification of Eggleston Smith, P.C. as independent certified public accountants for the Bank for the year ending December 31, 1997.

         This Proxy Statement also constitutes a prospectus of the Holding Company covering the shares of common stock of the Holding Company to be issued to stockholders of the Bank in connection with the Reorganization. The Holding Company has filed a Registration Statement under the Securities Act of 1933 with the Securities and Exchange Commission with respect to the shares of Holding Company common stock to be issued in connection with the Reorganization.

         The principal offices of the Bank and the Holding Company are at 100 South Main Street, Kilmarnock, Virginia 22482 (Telephone: (804) 435-1171).

                              --------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

              The date of this Proxy Statement is March 24, 1997.

                               TABLE OF CONTENTS




                                                      Page                                                              Page
                                                      ----                                                              ----
Available Information................................  3            Bank of Lancaster.................................... 20
                                                                       Business.......................................... 20
Summary of The Proxy Statement.......................  4               Competition....................................... 20
                                                                       Principal Officers................................ 21
Selected Financial Information.......................  7               Legal Proceedings and Directorships............... 21
                                                                       Description of Capital Stock...................... 21
General Information..................................  8
                                                                    Election of Directors................................ 22
The Proposed Reorganization..........................  9               Directors......................................... 22
   Description of the Reorganization.................  9               Board Committees and Attendance................... 23
   Reasons for the Reorganization....................  9               Directors' Compensation........................... 24
   Anticipated Effective Date of the                                   Certain Relationships and Related
     Reorganization.................................. 10                  Transactions................................... 24
   Conversion and Exchange of Stock.................. 10               Compliance with Section 16(a) of the
   Federal Income Tax Consequences................... 10                 Securities Exchange Act of 1934................. 25
   Required Regulatory Approvals..................... 10
   Possible Abandonment of the                                      Ownership of Bank Common Stock....................... 25
     Reorganization.................................. 11
   Effect on Incentive Stock Options................. 11            Executive Compensation............................... 26
   Dividend Reinvestment Plan........................ 11
   Rights of Dissenting Stockholders................. 11            Regulation and Supervision........................... 29

Certain Effects of The Reorganization................ 13            Appointment of Auditors.............................. 32
   Anti-Takeover Effects of
     Reorganization.................................. 13            Other Matters........................................ 32
   Comparison in the Rights of
     Stockholders.................................... 14            Legal Matters........................................ 32
   Historical and Pro Forma
     Capitalization.................................. 15            Experts.............................................. 33
   Regulation and Supervision........................ 16
                                                                    Stockholder Proposals................................ 33

The Holding Company.................................. 16
   General........................................... 16            Exhibit A
   Management and Operations After                                     Agreement and Plan of Reorganization..............A-1
     the Reorganization.............................. 17            Exhibit B
   Indemnification of Directors and Officers......... 18               Article 15 -- Dissenters' Rights Statute..........B-1
   Market for Holding Company Stock.................. 19
   Description of Capital Stock...................... 19



        No person has been authorized to give any information or to make any representations not contained herein and, if given or made, such information or representations must not be relied upon as having been authorized. This Proxy Statement does not constitute an offer to sell any securities other than the securities to which it relates or an offer to sell any securities covered by this Proxy Statement in any jurisdiction where, or to any person to whom, it is unlawful to make such an Offer. Neither the delivery hereof nor any distribution of securities of Bay Banks of Virginia, Inc. made hereunder shall, under any circumstances, create an implication that there has been no change in the facts herein set forth since the date hereof.

                             AVAILABLE INFORMATION

        The Bank is subject to the informational requirements of the rules and regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve"), as promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Federal Reserve. Such reports, proxy statements and other information can be inspected and copied at the offices of the Federal Reserve, Division of Banking Supervision and Regulation, Board of Governors of the Federal Reserve System, 20th Street and Constitution Avenue, N.W., Washington, D.C. 20551, and copies of such records may be requested by calling the Federal Reserve public reference facilities at
(202) 452-3244.

         Pursuant  to  the   Reorganization,   the  Holding  Company  will
assume  certain  securities   reporting responsibilities  under the Exchange Act
similar to the responsibilities previously performed by the Bank under rules and regulations of the Federal Reserve. Following the Reorganization, the Holding Company must comply with the reporting requirements of the Securities and Exchange Commission (the "Commission"), and will file such reports with the Commission, rather than the Federal Reserve.

         The Bank's Annual Report to Stockholders for the year ended December 31, 1996, which Report includes audited financial statements of the Bank, accompanies this Proxy Statement. The Bank's Annual Report on Form 10-KSB for the year ended December 31, 1996 and quarterly reports on Form 10-QSB, as filed with the Federal Reserve, are available free of charge to stockholders who request a copy. All requests for copies of information should be directed to Paul T. Sciacchitano, Executive Vice President, at the Bank's Main Office at the address set forth on the first page of this Proxy Statement or at the following telephone number: (804) 435-1171.

         The  Holding  Company  has  filed  with  the  Commission  a
Registration   Statement  (the  "Registration Statement")  on Form S-4 under the
Securities Act of 1933, as amended (the "Securities Act"), relating to the shares of Holding Company common stock to be issued in connection with the Reorganization. As permitted by the rules and regulations of the Commission, certain information included in the Registration Statement is omitted from this Proxy Statement. For further information and reference, the Registration Statement, including the exhibits and schedules filed as a part thereof, can be inspected and copied at the public reference room of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies of such materials can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers who file electronically with the Commission. The address of that site is http://www.sec.gov. In addition, copies of such materials are available for inspection and reproduction at the public reference facilities of the Commission at its New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and at its Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

                         SUMMARY OF THE PROXY STATEMENT


         The following material is qualified in its entirety by the information appearing elsewhere in this Proxy Statement and the Exhibits hereto.

Annual Meeting

         Date, Time and Place. April 28, 1997 at 1:00 p.m. at Indian Creek Yacht & Country Club, Kilmarnock, Virginia.

         Purpose. To adopt the Agreement providing for the establishment of a holding company structure for the Bank, to elect four directors of the Bank to serve for a three year term, to ratify the selection of external auditors for the Bank, and to vote on any other matters which may properly come before the Annual Meeting. The affirmative vote of more than two-thirds of the outstanding shares of Bank common stock will be required to approve the Agreement.

The Reorganization

         At the direction of the Bank, the Holding Company was incorporated on February 10, 1997 under the laws of Virginia to serve as the holding company for the Bank. At the effective date of the Reorganization, stockholders of the Bank will automatically become stockholders of the Holding Company. Outstanding certificates representing shares of Bank common stock will thereafter represent the same number of shares of Holding Company common stock. Accordingly, stockholders will not be requested to surrender their Bank stock certificates for new certificates upon consummation of the Reorganization. The Bank will conduct its business in substantially the same manner and from the same offices as the Bank did prior to the Reorganization. See "The Proposed Reorganization - Description of the Reorganization."

Reasons for the Reorganization

         The Board of Directors believes the establishment of a holding company structure for the Bank will provide greater flexibility in responding to the expanding financial needs of the Bank's customers and in meeting increasing and ever-changing forms of competition for the furnishing of financial services. The holding company structure will also afford certain investment opportunities (including the ability to repurchase its own shares) that are otherwise not available currently to the Bank. See "The Proposed Reorganization - Reasons for the Reorganization."

Federal Income Tax Consequences

         The Reorganization is intended to qualify for federal income tax purposes as a tax-free "reorganization" under Section 368(a)(1)(B) of the Internal Revenue Code in which no gain or loss will be recognized by a Bank stockholder upon the receipt of Holding Company common stock in exchange for Bank common stock. See "The Proposed Reorganization - Federal Income Tax Consequences."

Comparison in the Rights of Stockholders

         Except as set forth below, there are no material differences between the rights of a Bank stockholder and the rights of a Holding Company stockholder. The differences are described in detail under "Certain Effects of the Reorganization - Comparison of the Rights of Stockholders." Certain rights of stockholders will not change at all as a result of the Reorganization. However, in order to enhance its flexibility in raising additional capital and in negotiating for the acquisition of other businesses, the Articles of Incorporation of the Holding Company contain provisions that vary in several respects from the current Articles of Incorporation of the Bank. The reasons for these differences are addressed specifically in this Proxy Statement. Listed below are the major differences.

         First, stockholders of the Holding Company will not have preemptive rights to acquire additional shares of Holding Company stock. Second, the Holding Company will be authorized to issue 2,000,000 shares of serial preferred stock, compared to 500,000 shares for the Bank and, unlike the Bank, the Holding Company is not required to obtain stockholder approval prior to the issuance of any preferred stock. Third, the Holding Company's Articles of Incorporation provide for changes in the requirements of stockholder approvals for certain fundamental corporate transactions. See "Certain Effects of the Reorganization - Comparison of the Rights of Stockholders."

Anti-takeover Effect of the Reorganization

         The Holding Company's Articles of Incorporation and the Virginia Stock Corporation Act (the "Virginia SCA") contain certain provisions designed to enhance the ability of the Board of Directors to deal with attempts to acquire control of the Holding Company. These provisions, and the ability of the Board of Directors to issue shares of preferred stock without stockholder approval and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts which have not been approved by the Board of Directors. The protective provisions contained in the Holding Company's Articles and provided by the Virginia SCA are discussed in further detail under "Anti-takeover Effects of the Reorganization" and "Comparative Rights of Stockholders" below.

Government Regulation and Supervision

         After the effective date, the Holding Company will be subject to the Bank Holding Company Act of 1956, as amended (the "BHCA"), and will be subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve") with respect to its operations as a bank holding company. The Bank will continue to be subject to regulation by the same governmental agencies that currently regulate the Bank. See "Regulation and Supervision."

Election of Directors

         The Proxy Statement lists the twelve current directors of the Bank. Four directors whose terms expire at the Annual Meeting, Messrs. Brown, Creager, Gosse and Roberts, have been nominated for election to serve as directors of the Bank for a three-year term. The eight directors whose terms do not expire will continue to serve as directors of the Bank. In the event the proposed Reorganization is approved, stockholders of the Bank will automatically become stockholders of the Holding Company upon consummation of the Reorganization. As Holding Company stockholders, they will be entitled to vote for the election of directors of the Holding Company, and the Board of Directors of the Holding Company will, in turn, elect the directors of the Bank. The first annual meeting of stockholders of the Holding Company is scheduled to be held in May 1998. Under the terms of the Agreement, on the effective date of the Reorganization, the directors of the Holding Company will be comprised of the following six members: Messrs. Dunton, Roberts, Conley, Creager, Gosse and Sanders. Similar to the Bank Board, they will serve for three-year terms. See "The Holding Company - Management and Operations After the Reorganization."

Rights of Dissenting Stockholders

         Those stockholders of the Bank who object to the Reorganization will be entitled to dissent from the Reorganization and receive payment of the fair value of his or her shares upon compliance with Article 15 of the Virginia SCA, the full text of which is included as Exhibit B to the accompanying Proxy Statement.

Conditions for Consummation; Anticipated Effective Date; Termination

         The consummation of the Reorganization is subject to, among other things, (i) the affirmative vote of more than two-thirds of the outstanding shares of Bank common stock, and (ii) the approval of the Virginia State Corporation Commission (the "SCC") and the Federal Reserve. Applications for approval of the Reorganization will be filed with the SCC and the Federal Reserve prior to March 31, 1997. The Reorganization is expected to be consummated on or about July 1, 1997 (the "Effective Date"). The Reorganization may be terminated by either the Holding Company or the Bank prior to the approval of the Agreement by the stockholders of such party or by the mutual consent of the Boards of Directors of the Holding Company and
the Bank after any  stockholder  group has taken  the  requisite   affirmative
action.  See  "The  Proposed   Reorganization   Possible  Abandonment  of  the
Reorganization."

Ratification of Selection of Auditors

         Eggleston Smith, P.C., has been selected as independent certified public accountants for the Bank for the year ending December 31, 1997, subject to the ratification by the stockholders.

Other Matters

         Management currently knows of no other business to be brought before the Annual Meeting. Should any other business properly be presented for action at the meeting, the shares represented by the enclosed proxy shall be voted by the persons named therein in accordance with their best judgment and in the best interests of the Bank.

                         SELECTED FINANCIAL INFORMATION


                                                                     Year Ended December 31,
                                                 1996           1995          1994           1993          1992
                                                 ----           ----          ----           ----          ----
                                                          (Dollars in thousands, except per share data)
Income Statement Data

   Interest income...............            $    11,628    $    11,274   $    10,180    $     9,280   $     8,804
   Interest expense..............                  6,105          6,540         5,582          4,522         4,447
                                             -----------    -----------   -----------    -----------   -----------
   Net interest income...........                  5,523          4,734         4,598          4,758         4,357
   Provision for loan losses.....                    305             58            90            190           445
   Other income..................                  1,141            935           815            625           625
   Other expenses................                  3,985          3,727         3,597          3,214         2,859
   Income tax expense............                    542            361           349            470           375
                                             -----------    -----------   -----------    -----------   -----------
   Net income....................            $     1,832    $     1,524   $     1,378    $     1,510   $     1,302
                                             ===========    ===========   ===========    ===========   ===========

Per Share Data *

   Net income....................            $      1.64    $      1.39   $      1.28    $      1.42   $      1.25
   Cash dividends................                    .56            .53           .48            .45           .42
   Book value, end of period.....                  14.81          13.96         12.20          12.06         11.04

Balance Sheet Data

   Assets........................            $   159,333    $   156,167   $   150,646    $   140,446   $   119,381
   Loans, net of unearned income                 100,711         93,213        87,643         80,178        80,126
   Securities....................                 45,249         46,001        52,294         44,668        26,623
   Deposits......................                142,110        140,289       136,950        127,024       107,399
   Stockholders' equity..........                 16,785         15,467        13,301         12,895        11,627
   Average shares outstanding *                    1,116          1,098         1,079          1,060         1,041

Performance Ratios

   Return on average assets......                    1.2%           1.0%          0.9%           1.2%          1.2%
   Return on average equity......                   11.6           10.7          10.5           12.4          11.8

Capital Ratios

   Leverage......................                  10.65%         10.49%        10.74%          9.46%        10.51%
   Risk-based:
    Tier 1 capital...............                  17.78          18.19         17.66          10.43          9.48
    Total capital................                  18.86          19.30         18.88          11.28         10.33

* Per share data reflects a two-for-one stock split effected in May 1996.

                              GENERAL INFORMATION

Use and Revocation of Proxies

         If the enclosed proxy is properly executed and returned in time for voting at the Annual Meeting, the shares represented thereby will be voted in accordance with such instructions. If no instructions are given, the proxy will be voted in favor of the Reorganization, for the election of the four nominees for director and the ratification of the selection of Eggleston Smith, P.C., and in the discretion of the proxy holders as to any other matters which may properly come before the Annual Meeting. Proxies will extend to, and will be voted at, any adjourned session of the Annual Meeting.

         Execution of a proxy will not affect a stockholder's right to attend the Annual Meeting and to vote in person. Any stockholder who has executed and returned a proxy and for any reason desires to revoke it may do so at any time before the proxy is exercised by filing with the Secretary of the Bank an instrument revoking it or a duly exercised proxy bearing a later date, or by attending the Annual Meeting and voting in person after having withdrawn your proxy.

Stockholders Entitled to Vote and Vote Required

         Only holders of record of Bank common stock at the close of business on March 7, 1997 are entitled to vote at the Annual Meeting. On the record date there were 1,133,216 shares of Bank common stock, par value $5.00 per share, outstanding and entitled to vote. Each share of outstanding Bank common stock is entitled to one vote on all matters presented at the Annual Meeting. In order for the Reorganization to become effective, more than two-thirds of the outstanding shares of Bank common stock must be voted in favor of the Reorganization. Approval of all other matters, including the election of Directors, requires the affirmative vote of the holders of at least two-thirds of the shares present or voting by proxy.

         Directors and executive officers of the Bank and their affiliates beneficially owned as of the record date 104,827 of the outstanding shares of the Bank's stock entitled to vote on the Reorganization (exclusive of unissued shares subject to options), which shares represent 9.3% of the outstanding shares.

Solicitation of Proxies

         The Bank will bear its own expenses incident to soliciting proxies. Directors, officers, employees and agents of the Bank acting without special compensation may solicit proxies in person, by telephone or by mail.

Financial Statements

         The Annual Report to Stockholders for the year ended December 31, 1996 is included with this Proxy Statement to inform stockholders of the Bank's recent financial performance. Additional copies of the reports will be furnished without charge to stockholders upon written request directed to the Executive Vice President at the address of the Bank's principal offices.

                          THE PROPOSED REORGANIZATION

Description of the Reorganization

         The Board of Directors of the Bank has unanimously approved the proposed Reorganization whereby the business of the Bank will be conducted under a holding company structure. The Holding Company was organized in February of this year under the laws of Virginia at the direction of the Board of Directors of the Bank to serve as the holding company for the Bank.

         The Bank and the Holding Company have entered into the Agreement under the terms of which the Bank will become a wholly-owned subsidiary of the Holding Company through a statutory share exchange. Upon consummation of the Reorganization, stockholders of the Bank will automatically become stockholders of the Holding Company.

         The Bank will continue to conduct its business in the same manner as before the Reorganization. The directors, officers and employees of the Bank will not change as a result of the Reorganization.

         The Bank will pay all expenses incurred in connection with the Reorganization, including the costs of organizing the Holding Company.

Reasons for the Reorganization

         The financial services industry is one of the most rapidly changing segments of the American economy. Historical distinctions between various types of financial institutions are eroding rapidly as a result of legislative changes and changing regulatory philosophies. In addition, traditional restrictions on branch banking have given way to multi-state banking and multi-bank holding companies. Accordingly, banks are subject to aggressive competition from a wide variety of institutions offering an expansive array of financial products and services. Current laws and regulations applicable to banks limit their ability to supplement traditional financial services and products and to diversify into other banking-related ventures in response to increasing competition and changing customer needs.

         The laws and regulations applicable to bank holding companies, however, allow holding companies greater flexibility in expanding their markets and in increasing the variety of services they and their subsidiaries provide their customers. Thus, management and the Board of Directors of the Bank believe that the new corporate structure will enhance the Bank's ability to compete under existing laws and regulations and to respond effectively to changing market conditions.

         One of the primary benefits of a bank holding company structure is the expanded investment opportunities available (including investing in its own stock). Currently, neither the Bank nor the Holding Company has made any commitment to expand significantly its market through the acquisition of existing banks or to engage in activities other than those currently conducted by the Bank. If the Reorganization is approved, the Holding Company structure will provide a vehicle to facilitate future combinations with other financial institutions should suitable opportunities arise for acquisition, expansion or affiliation. In addition, the Holding Company structure may provide opportunities to engage in a wider range of activities.

Anticipated Effective Date of the Reorganization

         If the holders of more than two-thirds of the outstanding shares of Bank common stock approve the Agreement, the Reorganization will become effective upon satisfaction of certain conditions and the receipt of required regulatory approvals, including approval by the SCC and the Federal Reserve. Applications for approval of the Reorganization will be filed with the SCC and the Federal Reserve prior to March 31, 1997. Subject to receipt of all requisite regulatory approvals and the satisfaction of all other conditions to the Reorganization, it is anticipated that the Reorganization will become effective on or about July 1, 1997.

Conversion and Exchange of Stock

         On the Effective Date, stockholders of the Bank will become stockholders of the Holding Company. Each share of Bank common stock, par value $5.00 per share, will be converted into one share of Holding Company common stock, par value of $5.00 per share (the "Exchange Ratio"). Outstanding certificates representing shares of Bank common stock will thereafter represent the same number of shares of Holding Company common stock. Accordingly, stockholders will not be required to, exchange their stock certificates for Holding Company stock certificates after consummation of the Reorganization.

Federal Income Tax Consequences

         The Reorganization is intended to be a "reorganization" under Section 368(a)(1)(B) of the Internal Revenue Code, and the federal income tax consequences summarized below are based on the assumption that this transaction will qualify as such a reorganization. One condition to consummation of the Reorganization is the Bank's receipt of an opinion of LeClair Ryan, special counsel to the Bank, to the effect that the Reorganization will qualify as a reorganization under Section 368(a)(1)(B) and will result in the non-recognition of gain or loss.

         The Bank's stockholders will not recognize any gain or loss as a result of the proposed Reorganization. A stockholder's tax basis in the shares of Holding Company common stock will equal his tax basis in the shares of Bank common stock. The holding period for those shares of Holding Company common stock will include the stockholder's holding period for the shares of Bank common stock, if they are held as a capital asset at the time of the Reorganization.

         Upon consummation of the Reorganization, no gain or loss will be recognized by the Holding Company or Bank.

         The foregoing discussion of federal income tax consequences is a summary of general information. The Bank's stockholders are urged to consult their own tax advisors with regard to federal, state and local tax consequences.

Required Regulatory Approvals

         The Reorganization must be approved by the SCC and the Federal Reserve. Applications will be filed prior to March 31, 1997 with the SCC and the Federal Reserve for approval of the Reorganization. Subject to the approval of the SCC and the Federal Reserve and the satisfaction of all other conditions to the Reorganization, Management believes that the Reorganization will be declared effective on or about July 1, 1997.

Possible Abandonment of the Reorganization

         Consummation of the Reorganization is subject to obtaining the required stockholder approval and various regulatory approvals. The Agreement may be terminated by the unilateral action of the Boards of Directors of the Bank or the Holding Company prior to the approval of the Agreement by the stockholders or by the mutual consent of the respective Boards of Directors of the Bank and the Holding Company after any stockholder group has taken the requisite affirmative action.

Effect on Incentive Stock Options

         All options issued by the Bank under the its 1985 and 1994 Incentive Stock Option Plans and outstanding as of the Effective Date will honored by the Holding Company according to their terms, including exercise price. These options will thereafter be exercisable (to the extent permitted by the terms of such options) for one share of Holding Company common stock for each share of Bank common stock covered by such options. The Bank's 1994 Incentive Stock Option Plan will be adopted by the Holding Company in accordance with the terms of the Plan (the 1985 Plan has expired). A vote for the Reorganization will be deemed a vote in favor of the 1994 Stock Option Plan of the Holding Company.

Dividend Reinvestment Plan

         The Bank has a Dividend Reinvestment Plan (the "Dividend Reinvestment Plan") which provides each registered holder of the Bank's common stock with the option to elect to reinvest their dividends in additional shares of the Bank without fees of any kind at a discount of 5% from the market price. The Bank purchases the shares either out of authorized but unissued shares of the Bank or on the open market. All stockholders of the Bank are eligible to participate.

         Shares held by stockholders of the Bank under the Dividend Reinvestment Plan will be converted in the Reorganization on a share for share basis into Holding Company common stock. After consummation of the Reorganization, the Holding Company will continue to offer the Dividend Reinvestment Plan under the same terms as currently offered.

Rights of Dissenting Stockholders

         A stockholder of Bank common stock who objects to the Reorganization (a "Dissenting Stockholder") and who complies with provisions of Article 15 of Title 13.1 of the Virginia SCA ("Article 15") may demand the right to receive a cash payment, if the Reorganization is consummated, for the fair value of his or her stock immediately before the Effective Date, exclusive of any appreciation or depreciation in anticipation of the Reorganization unless such exclusion would be inequitable. In order to receive payment, a Dissenting Stockholder must deliver to the Bank before the vote is taken at the Annual Meeting a written notice of intent to demand payment for his or her shares if the Reorganization is effectuated (an "Intent to Demand Payment") and must not vote his or her shares in favor of the Reorganization. The Intent to Demand Payment should be delivered to Paul T. Sciacchitano, Executive Vice President, Bank of Lancaster, 100 South Main Street, Kilmarnock, Virginia 22482. A VOTE AGAINST THE REORGANIZATION WILL NOT ITSELF CONSTITUTE SUCH WRITTEN NOTICE AND A FAILURE TO VOTE WILL NOT CONSTITUTE A TIMELY WRITTEN NOTICE OF INTENT TO DEMAND PAYMENT.

         A stockholder of record of Bank common stock may assert dissenters' rights as to fewer than all the shares registered in his or her name only if the stockholder dissents with respect to all shares beneficially owned by any one person and notifies the Bank in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders. A beneficial stockholder of Bank common stock may assert dissenters' rights as to shares held on his behalf by a stockholder of record only if (i) he submits to the Bank the record stockholder's written consent to the dissent not later than the time when the beneficial stockholder asserts dissenters' rights, and (ii) he dissents with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.

         Within 10 days after the Effective Date, the Bank is required to deliver a notice in writing (a "Dissenter's Notice") to each Dissenting Stockholder who has filed an Intent to Demand Payment and who has not voted such shares in favor of the Reorganization. The Dissenter's Notice shall (i) state where the demand for payment (the "Payment Demand") shall be sent and where and when stock certificates shall be deposited; (ii) supply a form for demanding payment; (iii) set a date by which the Bank must receive the Payment Demand; and
(iv) be accompanied by a copy of Article 15. A Dissenting Stockholder who is sent a Dissenter's Notice must submit the Payment Demand and deposit his or her stock certificates in accordance with the terms of, and within the time frames set forth in, the Dissenter's Notice. As a part of the Payment Demand, the Dissenting Stockholder must certify whether he or she acquired beneficial ownership of the shares before or after the date of the first public announcement of the terms of the proposed Reorganization (the "Announcement Date"), which was March 20, 1997. The Bank will specify the Announcement Date in the Dissenter's Notice.

         Except with respect to shares acquired after the Announcement Date, the Bank shall pay a Dissenting Stockholder the amount the Bank estimates to be the fair value of his or her shares, plus accrued interest. Such payment shall be made within 30 days of receipt of the Dissenting Stockholder's Payment Demand. As to shares acquired after the Announcement Date, the Bank is only obligated to estimate the fair value of the shares, plus accrued interest, and to offer to pay this amount to the Dissenting Stockholder conditioned upon the Dissenting Stockholder's agreement to accept it in full satisfaction of his or her claim.

         If a Dissenting Stockholder believes that the amount paid or offered by the Bank is less than the fair value of his or her shares or that the interest due is incorrectly calculated, that Dissenting Stockholder may notify the Bank of his or her own estimate of the fair value of his shares and amount of interest due and demand payment of such estimate (less any amount already received by the Dissenting Stockholder) (the "Estimate and Demand"). The Dissenting Stockholder must notify the Bank of the Estimate and Demand within 30 days after the date the Bank makes or offers to make payment to the Dissenting Stockholder.

         Within 60 days after receiving the Estimate and Demand, the Bank must either commence a proceeding in the appropriate circuit court to determine the fair value of the Dissenting Stockholder's shares and accrued interest, or the Bank must pay each Dissenting Stockholder whose demand remains unsettled the amount demanded. If a proceeding is commenced, the court must determine all costs of the proceeding and must assess those costs against the Bank, except that the court may assess costs against all or some of the Dissenting Stockholders to the extent the court finds that the Dissenting Stockholders did not act in good faith in demanding payment of the Estimate and Demand.

         The foregoing discussion is a summary of the material provisions of
Article 15. Stockholders are strongly encouraged to review carefully the full text of Article 15, which is included as Exhibit B to this Proxy Statement. The provisions of Article 15 are technical and complex, and a stockholder failing to comply strictly with them may forfeit his or her Dissenting Stockholder's rights. Any stockholder who intends to dissent from the Reorganization should review the full text of those provisions carefully and also should consult with his or her attorney. No further notice of the events giving rise to dissenters rights or any steps associated therewith will be furnished to the Bank stockholders, except as indicated above or otherwise required by law.

         Any Dissenting Stockholder who perfects his right to be paid the fair value of his or her shares will recognize gain or loss, if any, for federal income tax purposes upon the receipt of cash for his or her shares. The amount of gain or loss and its character as ordinary or capital gain or loss will be determined in accordance with applicable provisions of the Internal Revenue Code. See "The Reorganization - Certain Federal Income Tax Consequences.

                     CERTAIN EFFECTS OF THE REORGANIZATION

Anti-Takeover Effects of the Reorganization

         The Holding Company's Articles of Incorporation and the Virginia SCA contain certain provisions designed to enhance the ability of the Board of Directors to deal with attempts to acquire control of the Holding Company. These provisions which are discussed in greater detail below, including the ability of the Board of Directors to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts which have not been approved by the Board of Directors (including takeovers which a majority of stockholders may deem to be in their best interest). To the extent that such takeover attempts are discouraged, temporary fluctuations in the market price of Holding Company common stock resulting from actual or rumored takeover attempts may be inhibited. These provisions also could discourage or make more difficult a reorganization, tender offer or proxy contest, even though such transaction may be favorable to the interests of stockholders, and could potentially adversely affect the market price of Holding Company common stock.

         The provisions included in the Holding Company's Articles are not adopted in response to or with knowledge of any takeover attempts or "unfriendly" efforts to gain control of the Bank. The Boards of the Bank and Holding Company propose these provisions in order to provide standard corporate protections common among bank holding companies and in the best interests of current Bank stockholders who will become stockholders of the Holding Company upon consummation of the Reorganization. Also, there are no additional plans to adopt other anti-takeover provisions following the Reorganization. The Boards of the Bank and the Holding Company unanimously adopted these proposed provisions. However, the Holding Company Board members do have an interest in adoption of the provisions pursuant to the Reorganization. Provisions providing for staggered Board terms and removal of directors only for cause serve to stabilize the composition of the Board and are similar to provisions currently governing the Bank.

         The protective provisions contained in the Holding Company's Articles and provided by the Virginia SCA are summarized in further detail in the sections immediately below. This summary is necessarily general and is not intended to be a complete description of all the features and consequences of those provisions, and is qualified in its entirety by reference to the Holding Company's Articles and the statutory provisions contained in the Virginia SCA.

Comparison in the Rights of Stockholders

         If the proposed Reorganization is consummated, the stockholders of the Bank will become stockholders of the Holding Company. A stockholder's equity interest in the Holding Company will be the same as the stockholder's equity interest in the Bank. Following the Reorganization, the rights of the Holding Company's stockholders will be governed by the Virginia SCA and the Holding Company's Articles of Incorporation and By-Laws. A copy of the Articles of Incorporation is attached as Appendix 1 to Exhibit A to this Proxy Statement. The provisions of the Bank's Articles of Incorporation and By-Laws will not apply to the Holding Company's stockholders after the Reorganization.

         Except as described below, stockholders of the Holding Company will have rights and privileges similar to those of stockholders of the Bank. This summary is qualified in its entirety by reference to the Articles of Incorporation and Bylaws of the Bank and the Holding Company and to the Virginia SCA.

         No Preemptive Rights. The stockholders of the Holding Company will not have preemptive rights, whereas the stockholders of the Bank do have such rights. Preemptive rights allow stockholders to acquire their proportionate share of any additional shares of common stock issued for cash. By statute, preemptive rights do not apply to shares issued pursuant to employee benefit plans approved by stockholders or in mergers or other forms of business combinations.

         Increase in Authorized Shares of Preferred Stock. The Articles of Incorporation proposed for the Holding Company authorize the issuance of 2,000,000 shares of preferred stock, compared to only 500,000 shares of preferred stock authorized by the Bank's Articles of Incorporation. Unlike the Bank which requires stockholder approval, the Board of Directors of the Holding Company is authorized by the Articles, without stockholder approval, to issue shares of preferred stock and to assign preferences, rights and limitations to the shares of preferred stock when they are issued. This authority gives the Board of Directors of the Holding Company flexibility in the structuring and financing of acquisitions and other financial activities. The Holding Company may use the preferred stock to help deter hostile takeover attempts by assigning certain rights and preferences to the preferred stock which could adversely affect the voting power of the holders of Holding Company common stock, thus making it more difficult for a third party to gain control of the Holding Company. No shares of preferred stock will be issued pursuant to the Reorganization and the Boards of Directors of the Holding Company and the Bank have not and do not anticipate that any shares will be issued as of the date hereof.

         Stockholder Vote Required for Certain Actions. The Virginia SCA provides that, unless a corporation's articles of incorporation provide for a higher or lower vote, certain significant corporate actions must be approved by a vote of more than two-thirds of the votes entitled to be cast on the matter. These actions include amendments to its articles of incorporation, plans of reorganization or exchange, sales of substantially all its assets other than in the ordinary course of business or plans of dissolution ("Fundamental Actions"). Virginia law provides that a corporation's articles of incorporation may either increase the vote required to approve Fundamental Actions or may decrease the required vote to not less than a majority of the votes entitled to be cast.

         Article VII of the Holding Company's articles decreases the stockholder vote required to approve Fundamental Actions to 60% of the shares entitled to be cast, provided that two-thirds of the members of the Board of Directors then in office have approved and recommended the Fundamental Action. In the absence of such approval and recommendation by the Board, the vote required for approval of Fundamental Actions is increased to 80% or more of the shares entitled to vote on the matter.

In contrast, the Bank's articles currently provide that a greater than two-thirds vote is required in all matters involving Fundamental Actions.

         The effect of this provision is to make stockholder approval of Fundamental Actions less difficult to obtain in the case of Fundamental Actions favored by the Board of Directors. A lower required stockholder vote will benefit the Holding Company in terms of cost savings related to the solicitation efforts necessary to obtain a more than two-thirds vote. If, however, the incumbent Board does not approve a Fundamental Action by at least a two-thirds vote, this provision will make approval of the Fundamental Action subject to the 80% affirmative vote requirement and therefore more difficult to obtain. For this reason, the provisions of Article VI have anti-takeover implications in that it makes a Fundamental Action not approved by the Board more difficult to adopt, even though the holders of a majority of the outstanding shares may support the Fundamental Transaction.

         The Holding Company's By-Laws are generally similar to those of the Bank except for changes to conform to the matters discussed above; elimination of specific Bank officers and committees (e.g. cashier, trust committee) not needed at the Holding Company level; elimination of ability of a majority of stockholders to call a special meeting; reduction of regular meetings from monthly to quarterly; and changes in the stockholders' annual meeting date from the last Monday in April to the third Monday of May.

Historical and Pro Forma Capitalization

         The table below sets forth the capitalization of the Bank as of December 31, 1996 and the pro forma capitalization of the Bank and Holding Company as adjusted to reflect the consummation of the Reorganization.

                                                                                                     Holding
                                                                                Bank                 Company
                                                                                ----                 -------
Prior to the Reorganization (1)
         Number of Shares of Capital Stock:
              Authorized:
                Common Stock........................................          5,000,000             5,000,000
                Preferred Stock.....................................            500,000             2,000,000
              Issued and Outstanding:
                Common Stock........................................          1,133,216                    30
                Preferred Stock.....................................                 --                    --

         Stockholders' Equity:

              Common Stock..........................................       $  5,666,088                  $150
              Surplus...............................................          2,887,618                   450
              Undivided Profits.....................................          8,279,343                    --
              Unrealized Gains/Losses on AFS Securities*............            (48,182)                   --
                                                                        -----------------     ---------------
         Total Equity Capital.......................................        $16,784,867                  $600
--------------------
*        Represents securities that are classified as available for sale.

                                      -15-

                                                                                         Pro Forma
                                                                                         ---------
                                                                                                 Holding Company
                                                                                                     Combined
                                                                                Bank              with the Bank
                                                                                ----              -------------
After the Reorganization
         Number of Shares of Capital Stock:
              Authorized:
                Common Stock........................................           5,000,000             5,000,000
                Preferred Stock.....................................             500,000             2,000,000
              Issued and Outstanding:
                Common Stock........................................           1,113,216             1,133,216
                Preferred Stock.....................................                  --                    --

         Stockholders' Equity (2):
              Common Stock..........................................        $  5,666,088          $  5,666,088
              Surplus...............................................           2,887,618             2,887,618
              Undivided Profits.....................................           8,279,343             8,279,343
              Unrealized Gains/Losses on AFS Securities.............             (48,182)              (48,182)
                                                                        -----------------     -----------------
         Total Equity Capital.......................................         $16,784,867           $16,784,867

--------------------------

(1) In order to capitalize the Holding Company, the six organizing directors of the Holding Company, Messrs. Dunton, Roberts, Conley, Creager, Gosse and Sanders, each purchased five shares of Holding Company common stock at $20 per share. These shares will be redeemed by the Holding Company at $20 per share upon consummation of the Reorganization.

(2) At the Effective Date, each of the issued and outstanding shares of Bank common stock will be converted into and become one share of Holding Company common stock, par value $5.00, and the stockholders of the Bank will thereupon become stockholders of the Holding Company. The Holding Company will then own all the outstanding shares of Bank common stock.

Regulation and Supervision

         The Bank currently is subject to regulation and examination by the SCC and the Federal Reserve, and it will continue to be subject to such regulation and examination after the Reorganization. In addition, the Holding Company will be subject to regulation by the Federal Reserve under the Bank Holding Company Act. The Holding Company also will be under the jurisdiction of the Securities and Exchange Commission and certain state securities commissions with respect to matters relating to the offer and sale of its securities and certain annual and periodic securities reporting requirements. See "Regulation and Supervision" for additional information.

                              THE HOLDING COMPANY

General

         The Holding Company was incorporated under the laws of Virginia on February 10, 1997 at the direction of the Board of Directors of the Bank for the purpose of acquiring all of the outstanding shares of the Bank's common stock. It will file an application with the Federal Reserve for prior approval to become a bank holding company, and an application with the SCC for approval of the proposed Reorganization. The Holding Company has not yet engaged in business activity, and there are no current plans to engage in any activities other than acting as a holding company for the common stock of the Bank.

         The Holding Company owns no properties and therefore, as necessary, will use the Bank's existing premises, facilities and personnel. The Holding Company's needs in this regard are expected to be minimal, and the Holding Company will reimburse the Bank for such expenses. The Holding Company's offices will be located in the Bank's offices at 100 South Main Street, Kilmarnock, Virginia. The Holding Company does not, therefore, contemplate any substantial expenditures for equipment, office space, or additional personnel prior to consummation of the Reorganization or for the foreseeable future.

         After consummation of the Reorganization, the Holding Company will continue to follow the Bank's present policy of paying dividends as and when determined by the Board of Directors after consideration of the earnings, general economic conditions, the financial condition of the business, and other factors as might be appropriate in determining dividend policy. The Holding Company's payment of dividends will be entirely dependent upon the Bank's performance and dividend policy. Also, the Bank is subject to certain limitations under state and federal banking laws with respect to payment of dividends which may adversely affect payment of dividends. However, management does not anticipate that the Reorganization will affect current levels of dividend payments.

         The Holding Company is not a party to any pending legal proceedings before any court, administrative agency or other tribunal. Further, the Holding Company is not aware of any material litigation which is threatened against it or the Bank in any court, administrative agency, or other tribunal.

Management and Operations After the Reorganization

         On the Effective Date of the Reorganization, the Holding Company will then serve as the parent holding company for the Bank.

         The Board of Directors of the Holding Company, after the Reorganization, initially will be comprised of six members. At the direction of the Board of Directors of the Bank, the incorporator of the Holding Company designated the following persons to serve as the initial directors the Holding Company up to and following consummation of the Reorganization:

                     Ammon G. Dunton, Jr.                  William A. Creager
                     Austin L. Roberts, III                Thomas A. Gosse
                     Weston F. Conley, Jr.                 W. Bruce Sanders

         The Board of Directors of the Bank in authorizing the formation of the Holding Company was not aware of any family relationship between any director or person nominated to become a director of the Holding Company; nor was the Board of Directors of the Bank aware of any involvement in legal proceedings which are material to any impairment of the ability or integrity of any director or person nominated to become such director.

         Approval of the Reorganization by the stockholders of the Bank at the Annual Meeting will be deemed to constitute the election of the six designees as directors of the Holding Company at the Effective Date. The Holding Company Board is divided into three classes, and directors are elected to serve staggered three-year terms. The classes into which the directors will be divided are as follows:

                 Class I               Class II                Class III
                 -------               --------                ---------
         William A. Creager     Austin L. Roberts, III    Weston F. Conley, Jr.
         Ammon G. Dunton, Jr.   W. Bruce Sanders          Thomas A. Gosse

         The directors in Class I will serve until the 1998 Annual Meeting of Stockholders of the Holding Company, and the Class II directors and Class III director will serve until the 1999 and 2000 Annual Meetings, respectively.

         The Board of Directors, officers and employees of the Bank will not change as a result of the Reorganization.

         Following the Reorganization, the Bank will keep its existing name and office locations and will continue to carry on its banking businesses in the same manner as before the Reorganization.

         The six members of the proposed Holding Company Board currently serve as members of the Board of Directors of the Bank. See "Management of the Bank - Directors" for a description of the initial directors' principal occupations for the past five years, their ages, the years in which they were first elected to the Board of Directors of the Bank and the number of shares of Bank common stock beneficially held by each of them.

         Mr. Ammon G. Dunton, Jr. will serve as Chairman of the Board of the Holding Company, Mr. Austin L. Roberts, III, will serve as President and Chief Executive Officer, Mrs. Hazel S. Pittman will serve as Secretary, and Mr. Paul T. Sciacchitano will serve as the Treasurer. See "Management of the Bank" for further information about these individuals and the other officers of the Bank.

Indemnification of Directors and Officers

         Similar to Bank's current Articles of Incorporation, the Holding Company's Articles of incorporation require indemnification of the directors and officers of the Holding Company to the full extent permitted by the Virginia SCA as in effect from time to time. As of July 1, 1987, the Virginia SCA permits a corporation to provide in its articles of incorporation or a stockholder-approved bylaw for the mandatory indemnification of its directors and officers against liability incurred in all proceedings, including derivative proceedings, arising out of their service to the corporation so long as they have not engaged in willful misconduct or a knowing violation of the criminal law. Accordingly, the Holding Company is required to indemnify its directors and officers in all such proceedings if they have not violated this standard.

         In addition and similar to the Bank's Articles of Incorporation, the Holding Company's Articles of Incorporation eliminates the liability of the directors and officers of the Holding Company for monetary damages in connection with a derivative or stockholder proceeding. The limitation of liability in the Holding Company's Articles does not apply in the event the director or officer has engaged in willful misconduct or a knowing violation of the criminal law or a federal or state securities law.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Holding Company pursuant to the foregoing provisions, the Holding Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.
                                      -18-

Market for Holding Company Common Stock

         No established public trading market currently exists for the Bank's common stock. No brokerage firm regularly makes a market for the Bank's common stock, and trades in the Bank's stock occur infrequently on a local basis. Accordingly, the quotations set forth below do not necessarily reflect the price that would be paid in an active and liquid market. The Bank from time to time on an informal basis attempts to match or pair persons who desire to buy and sell the Bank's stock. As of December 31, 1996, the Bank had 639 stockholders of record.

         To the best knowledge of management, the price for the Bank's stock ranged during 1995 from $16.50 to $17.00 and during 1996 from $17.00 to $22.00. To the best knowledge of management, the most recent trade in Bank stock occurred on January 10, 1997 involving 300 shares at a sales price of $22.00 per share.

         The Bank is prohibited by the Federal Reserve from holding or purchasing its own shares except in limited circumstances.

         Similarly, there will be no established public trading market for Holding Company common stock. Unlike the Bank, however, the Holding Company will generally be able to purchase its own shares. It is expected that Holding Company common stock will be traded in a manner essentially similar to Bank common stock.

Description of Capital Stock

         Stockholders of Holding Company will be entitled to one vote per share on all matters submitted to stockholders. Stockholders will not possess cumulative voting rights nor preemptive rights for the purchase of additional shares. Holding Company stockholders will be entitled to receive such dividends as may be declared by the Board of Directors and, in the event of liquidation or dissolution, to receive the net assets of the Holding Company in proportion to their respective holdings.

         The Holding Company will be authorized to issue 5,000,000 shares of common stock, par value $5.00 per share. The shares of Holding Company common stock issued upon the consummation of the Reorganization will be fully paid and nonassessable when issued.

         Additionally, the Holding Company will be authorized to issue 2,000,000 shares of preferred stock, par value $5.00 per share. The Board of Directors is authorized pursuant to the Articles of Incorporation of the Holding Company (see Appendix I to Exhibit A attached hereto) to assign preferences, rights and limitations to the shares of preferred stock when they are issued. This authority gives the Board of Directors of the Holding Company flexibility in the structuring and financing of acquisitions and other financial activities. The Holding Company will also be able to use the preferred stock to help deter hostile takeover attempts by assigning certain rights and preferences to the preferred stock that will make it more difficult for a third party to gain control of the Holding Company.

         There are currently no plans nor do the Boards of Directors of the Holding Company or Bank anticipate any need to issue shares of preferred stock of the Holding Company following the Reorganization.

         See "Certain Effects of the Reorganization - Comparison of the Rights of Stockholders" for a discussion of the similarities and differences between the rights and privileges of the stockholders of the Holding Company and the Bank.

                               BANK OF LANCASTER

Business

         The Bank is an independent commercial bank chartered under the laws of Commonwealth of Virginia. The Bank has its Main Office at 100 South Main Street, Kilmarnock, Virginia and has a branch office in the town of White Stone and the north side of Kilmarnock. The Bank opened for business in 1930.

         With an emphasis on personal service, the Bank offers a full range of banking and related financial services, including checking, savings, and other depository services, commercial and industrial loans, residential and commercial mortgages, home equity loans, and consumer installment loans. The Bank's Trust Department also offers a broad range of trust and related fiduciary services.

         The population of the Bank's trade area, which includes Lancaster County and parts of Northumberland and Middlesex Counties, was approximately 31,500 as of June 30, 1995. (This includes the entire population of Northumberland and Middlesex of which the Bank serves only a portion.)

         The area's principal industries include agriculture, fishing, boat repair, resorts, health care, general retail, financial, construction, and services directed toward the retirement community.

         Lancaster, Northumberland and Middlesex Counties are situated on the Chesapeake Bay and its tributaries and, as such, many people find it a highly desirable vacation spot. Second and summer homes are also prevalent. The senior citizen market is substantial, as many are relocating into the area to reside on the Chesapeake Bay. As of 1994, approximately 45% of the population of both Lancaster and Northumberland Counties was over 50 years old. Approximately 40% of the population of Middlesex County was over 50 years old. The resorts and health care providers are the largest employees in the community.

         The Bank had approximately $159 million in total assets and $142 million in total deposits as of December 31, 1996. Earnings for the year ended December 31, 1996, were $1,831,616.

         The Bank has one wholly-owned subsidiary, Bay Service Company, Inc., a Virginia corporation organized in 1994 that owns an equity interest in a land title insurance agency which generally sells title insurance to, among other persons, the mortgage loan customers of the Bank and the other financial institutions which have an equity interest in the agency.

         As of December 31, 1996, the Bank employed a total of 61 persons, of whom 4 were part-time. The Bank considers relations with its employees to be excellent.

Competition

         The Bank is subject to competition from various financial institutions and other companies or firms that offer financial services. The Bank's principal competition in its market area consists of some of the major statewide banks and other local banks. The Bank also competes for deposits with credit unions, and with money-market funds. In making loans, the Bank competes with consumer finance companies, credit unions, leasing companies and other lenders.

Principal Officers

         The following table sets forth certain information with respect to the Bank's principal executive officers:



                   Name and Age                                     Present Position
                   ------------                                     -----------------
         Austin L. Roberts, III (50).................    President & Chief Executive Officer
         Ammon G. Dunton, Jr. (61)...................    Chairman of the Board
         Paul T. Sciacchitano (46)...................    Executive Vice President, Chief Financial
                                                         Officer, Cashier
         Kenneth O. Bransford, Jr. (52)..............    Senior Vice President, Senior Lending Officer
         Kenneth  T. Whitescarver (47)...............    Vice President, Senior Trust Officer

Legal Proceedings and Directorships

         None of the officers and directors of the Bank (i) serves as a director of any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or (ii) is, or has been in the last five years, subject to any legal proceedings material to the evaluation of his or her integrity as an officer or director.

Description of Capital Stock

         The capital stock of the Bank consists of its common stock, par value $5.00 per share, of which 5,000,000 shares are authorized and 1,133,216 shares were issued and outstanding as of December 31, 1996, and its preferred stock, par value $5.00. No shares of preferred stock are outstanding and there are no current plans to issue any shares of preferred stock.

         The holders of Bank common stock are entitled to dividends, out of funds legally available therefor, when and as declared by the Board of Directors. Holders of Bank common stock are entitled to one vote for each share held. Stockholders do not possess cumulative voting rights in the election of directors.

         The outstanding shares of Bank common stock are fully paid and nonassessable.

         The Bank acts as its own transfer agent for its common stock.

         The Bank furnishes its stockholders with annual reports which contain audited consolidated financial statements for the Bank and summary financial information for the prior five-year period. See "Certain Effects of the Reorganization -- Comparison of the Rights of Stockholders" for a discussion of the similarities and differences between the rights and privileges of the stockholders of the Holding Company and stockholders of the Bank.

                             ELECTION OF DIRECTORS

Directors

         The Bank's Board consists of 12 directors divided into three classes, consisting of four directors each who serves for a term of three years. The four persons named immediately below, each of whom currently serves as a director of the Bank, will be nominated to serve for another three year term. The persons named in the proxy will vote for the election of the nominees named below unless authority is withheld. If for any reason any of the persons named as nominees below should become unavailable to serve, an event which management does not anticipate, proxies will be voted for the remaining nominees and such other person or persons as the Board of Directors may designate.

         If the Reorganization is approved by the stockholders, the Holding Company, as the sole stockholder of the Bank following the Reorganization, will elect Directors of the Bank at the Bank's annual meeting. However, current stockholders of the Bank, all of whom will become stockholders of the Holding Company if the Reorganization is approved and consummated, will be entitled to vote in the election of the directors of the Holding Company. For a description of the change in the composition and terms of the Board of Directors of the Holding Company following the Reorganization, see the discussion in "The Holding Company Management and Operations After the Reorganization."

         The Board of Directors recommends that stockholders vote for the four nominees set forth below.

                                            Served as                         Principal Occupation
             Name (Age)                  Director Since                      During Past Five Years
             ----------                  --------------                      ----------------------
1997 Class (Nominees for Election):

Fletcher L. Brown, III (51)                   1994          Owner and President of Eubank & Son Hardware,
                                                            Kilmarnock, Va.

William A. Creager (64)                       1994          Retired, was founder and formerly served as President
                                                            and Chairman of Capital Systems Group (a professional
                                                            services and information systems company), Rockville,
                                                            Md.

Thomas A. Gosse (50)                          1994          Principal in the accounting firm of Braun, Dehnert,
                                                            Clarke & Co., P.C., Irvington, Va.

Austin L. Roberts, III (50)                   1990          President and Chief Executive Officer of the Bank


Other Directors Not Standing for Re-election at this Time:

1998 Class (Directors Serving Until the 1998 Annual Meeting):

John J. Cardwell (64)                         1989          Manager of American Standard Insurance Company
                                                            (independent insurance agency), Kilmarnock, Va.

                                            Served as                         Principal Occupation
             Name (Age)                  Director Since                      During Past Five Years
             ----------                  --------------                      ----------------------
Weston F. Conley, Jr. (62)                    1979          President and Manager of RCV Seafood Corporation
                                                            (seafood processor and wholesaler), Morattico, Va.

A. Wayne Saunders (60)                        1992          Accountant and President of A. Wayne Saunders, P.C.,
                                                            Burgess, Va.

Mary M. Willey (71)                           1986          Retired, formerly served as Vice President of Bank of
                                                            Lancaster

1999 Class (Directors Serving Until the 1999 Annual Meeting):

David W. Cheek (48)                           1995          General Manager of Kilmarnock Motor Sales (John Deere
                                                            farm equipment dealer), Kilmarnock, Va.

Ammon G. Dunton, Jr. (61)                     1977          Attorney, Senior Partner of Dunton, Simmons & Dunton,
                                                            White Stone, Va.

W. T. James, III (67)                         1979          Chairman and Chief Executive Officer of Northern Neck
                                                            Insurance Company (insurance underwriting and sales),
                                                            Irvington, Va.

W. Bruce Sanders (46)                         1983          Owner and President of Rappahannock Yachts (marina),
                                                            Irvington, Va.


         In accordance with Article III, Section 6 of the By-Laws, stockholders intending to nominate director candidates at a stockholder meeting must deliver notice within specified timeframes and must follow a specific procedure. A stockholder desiring information on timeframes and procedures should request the information from the Corporate Secretary.

Board Committees and Attendance

         During 1996 there were thirteen (13) meetings of the Board of Directors. Each director attended at least 75% of all meetings of the Board and committees on which they served. The Bank's Board has, among others, standing Executive, Audit, Compensation, and Nominating and Governance Committees.

         Executive Committee. The Bank's Executive Committee is comprised of Messrs. Dunton, Conley, Sanders, Roberts, James, and Mrs. Willey. Such committee has and may exercise all of the authority of the Board of Directors except to approve an amendment to the Articles of Incorporation or a plan of merger or consolidation. The committee met eleven times during 1996.

         Audit Committee. The Bank's Audit Committee is comprised of Messrs. James, Gosse, and Saunders. Messrs. Dunton and Roberts are ex officio members. The Audit Committee reviews on a regular basis the work of the internal audit department which includes reviews and also approves the scope and detail of the continuous audit program. This is conducted by the internal Auditor to protect against improper and unsound practices and to furnish adequate protection of all assets and records. Subject to the approval of the Board of Directors and stockholders, it engages a firm of certified public accountants to conduct such audit work as is necessary and receives written reports, supplemented by such oral reports, as it deems necessary from the audit firm. It also reviews in detail all reports of examination issued by regulatory authorities. During 1996 the Audit Committee held four meetings.

         Compensation Committee. The Board has a Compensation Committee comprised of Messrs. Saunders, Conley, Gosse, Cheek, Creager and Mrs. Willey. The committee is responsible for the overall management of the Bank's salary administration policies and practices, as well as the Bank's employee benefit plans, retirement plans, and the Incentive Stock Option Plan. The committee met five times during 1996.

         Nominating and Governance Committee. The Board has a Nominating and Governance Committee comprised of Messrs. Brown, Cardwell, Dunton, Sanders, Roberts, and Mrs. Willey. The committee reviews on an as needed basis the qualifications of candidates for membership to the Board and Advisory Boards. Following appropriate review, the Board ascertains the willingness of selected individuals to serve as Board members. The committee also reviews Articles of Incorporation, By-Laws, and Proxy Statements of the Bank. It makes recommendations for changes in By-Laws and Articles of Incorporation to the Board of Directors. The committee met once during 1996.

Directors' Compensation

         Non-officer directors of the Bank receive $125 for each meeting of the Bank's Board of Directors. In addition, non-officer directors of the Bank are paid a retainer fee of $2,000 annually. Directors of the Bank receive the following fees for attendance at the following committee meetings: (a) $100 for each meeting of the Executive, Loan, Nominating and Governance, Audit, Trust, Investment, Compensation, and ESOP Administration Committee; (b) $50 for each meeting of the Community Reinvestment Advisory Board and the Trust Advisory Board.

         Directors who are employees of the Bank are not compensated for attendance at Bank Board meetings and do not receive any fees for attendance at committee meetings. The Chairman of the Board, Mr. Ammon G. Dunton, Jr., is a Bank officer. As an officer, he received $28,500.00 compensation, but receives no annual retainer or Board or committee attendance fees.

Certain Relationships and Related Transactions

         Some of the Bank directors, executive officers, and members of their immediate families, and corporations, partnerships and other entities of which such persons are officers, directors, partners, trustees, executors or beneficiaries, are customers of the Bank. All loans and loan commitments to them were made in the ordinary course of business, upon substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of collectibility or present other unfavorable features. It is the policy of the Bank to provide loans to officers who are not executive officers and to employees at more favorable rates than those prevailing at the time for comparable transactions with other persons. These loans do not involve more than the normal risk of collectibility or present other unfavorable features.

         The law firm of Dunton, Simmons & Dunton serves as legal counsel to the Bank. Mr. Ammon G. Dunton, Jr. is a senior member of the firm. In addition, American Standard Insurance, of which John Cardwell is the manager, provided insurance to the Bank.

         There is one family relationship involving the Board and a Bank officer. Mr. Fletcher L. Brown, III is the brother-in-law of the Bank's Auditor, Margaret Brown.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

         Pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), directors and executive officers of the Bank are required to file reports with the Federal Reserve indicating their holdings of and transactions in Bank common stock. To the Bank's knowledge, based solely on a review of the copies of such reports furnished to the Bank and written representations that no other reports were required, insiders of the Bank complied with all filing requirements during the fiscal year ended December 31, 1996.

                         OWNERSHIP OF BANK COMMON STOCK

         The following table sets forth, as of March 7, 1997, certain information with respect to the beneficial ownership of Bank common stock held by each director and nominee and each executive officer named in the Summary Compensation Table below, and by the directors and all executive officers as a group.

         As of March 7, 1997, no stockholder of the Bank beneficially owned 5% or more of Bank common stock, except for the Bank of Lancaster Employee Stock Ownership Plan, which owns 5.50% of the outstanding shares of Bank common stock.


                                                                         Amount and Nature
                                                                           of Beneficial                Percent
                  Name                                                     Ownership (1)               of Class
                  ----                                                   ----------------             ---------
         Fletcher L. Brown, III....................................            2,644 (2)                 (3)
         John J. Cardwell..........................................            2,298                     (3)
         David W. Cheek............................................              755 (2)                 (3)
         Weston F. Conley, Jr......................................           25,685 (2)                2.3%
         William A. Creager........................................            2,200 (2)                 (3)
         Ammon G. Dunton, Jr.......................................           18,204 (2)                1.6%
         Thomas A. Gosse...........................................            1,000 (2)                 (3)
         W. T. James, III..........................................           38,630 (2)                3.4%
         Austin L. Roberts, III....................................            9,794 (2) (4)             (3)
         W. Bruce Sanders..........................................            1,405                     (3)
         A. Wayne Saunders.........................................              467                     (3)
         Mary M. Willey............................................            5,068                     (3)
         All directors and executive officers as a group...........          118,433 (4)               10.3%

---------------------

(1) For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 under which, in general, a person is deemed
                                             (footnotes continued on next page)
     to be the beneficial owner of a security if he has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he has the right to acquire beneficial ownership of the security within sixty days.

 (2) Includes shares held by affiliated corporations, close relatives and children, and shares held jointly with spouses or as custodians or trustees, as follows: Mr. Brown, 2,164 shares; Mr. Cheek, 173 shares; Mr. Creager, 200 shares; Mr. Conley, 4,886 shares; Mr. Dunton, 3,400 shares; Mr. Gosse, 600 shares; Mr. James, 4,134 shares; and Mr. Roberts, 800 shares.

 (3) Represents less than 1% of Bank common stock.

 (4) Includes: (i) 8,000 shares that may be acquired by Mr. Roberts pursuant to currently exercisable stock options; and (ii) 13,606 shares that may be acquired by all executive officers as a group pursuant to currently exercisable stock options.

                             EXECUTIVE COMPENSATION

         The following table presents compensation information on the Chief Executive Officer of the Bank. No other employee of the Bank earned over $100,000 in salary and bonus in 1996.


                           Summary Compensation Table

                                                                             Long-term
                                                                            Compensation
                                                                        ---------------------
                                     Annual Compensation (1)                 Securities
         Name and              ---------------------------------             Underlying             All Other
    Principal Position         Year       Salary           Bonus             Options (2)         Compensation (3)
    ------------------         ----       ------           -----             -----------         ----------------
Austin L. Roberts, III         1996       $112,000         $10,000             2,450(4)               $9,401
   President/Chief             1995        105,000              --             1,500                   6,862
   Executive Officer           1994         96,000              --                --                   6,494
------------------


(1) Mr. Roberts did not receive perquisites or other personal benefits in excess of the lesser of $50,000 or 10% of the total of his salary and bonus.

(2) The Bank's Incentive Stock Option Plan does not permit the granting of restricted stock awards or stock appreciation rights. The Plan is the Bank's only stock-based long term compensation plan currently in effect.

(3)      Mr. Roberts has received other compensation as follows:

                                                        1996                   1995                   1994
                                                        ----                   ----                   ----
                           401(k) Plan              $  2,745               $  2,362               $  2,182
                           ESOP                        6,656                  4,500                  4,312
                                                       -----               --------               --------
                           TOTAL                    $  9,401               $  6,862               $  6,494


(4) The option grant is subject to certain performance criteria being achieved. As of this date, there has not been a determination whether the granted options have been earned.

Stock Option Grants in 1996

         The Bank's Stock Option Plan provides for the granting of both incentive and non-qualified stock options to executive officers and key employees of the Bank and its subsidiaries.

         The following table provides certain information concerning stock options granted during 1996 to Mr. Roberts.



                                                   Individual Grants
                             -------------------------------------------------------------
                                               Percent of
                               Number of         Total
                                 Shares          Options                                            Potential
                               Underlying      Granted to       Exercise                       Realizable Value (2)
                                Options         Employees      Price per     Expiration       ---------------------
           Name               Granted (1)        in 1996         Share          Date            5%            10%
           ----               -----------        -------         -----          ----            --            ---
Austin L. Roberts, III           2,450              16%           $17          5/16/06       $26,193          $66,379
-------------------

(1) The option grant is subject to certain performance criteria being achieved. As of this date, there has not been a determination whether the granted options have been earned.

(2) Potential realizable value at the assumed annual rates of stock price appreciation based on actual option term (10 years) and annual compounding.

Stock Option Exercises in 1996 and year-end Option Values

         The following table shows certain information with respect to the number and value of unexercised options at year-end. No stock options were exercised during 1996 by Mr. Roberts.

                                                                          Number of                  Value of
                                                                      Shares Underlying             Unexercised
                                  Number of                              Unexercised               In-the-Money
                               Shares Acquired         Value             Options at                 Options at
           Name                  on Exercise          Realized        December 31, 1996        December 31, 1996 (1)
           ----                  -----------          --------        -----------------        ---------------------
Austin L. Roberts, III               None                $0               10,450 (2)                    $71,650
-----------------

(1) Calculated by subtracting the exercise price from the fair market value of the stock at December 31, 1996

(2) 2,450 of Mr. Roberts' option shares are subject to certain performance criteria being achieved. As of this date, there has not been a determination whether this option grant has been earned.

Benefit Plans

         Pension Plan. The Bank has a non-contributory defined benefit pension plan which covers substantially all salaried employees who have reached the age of twenty-one and who have completed one-year of service. A participant's monthly retirement benefit (if they have twenty-five years of credited service at their normal retirement date) is 25% of their final average pay, plus an additional 18.75% if their pay is in excess of the participant's Social Security covered pay. The Social Security covered pay is the average pay of the participant's working lifetime prior to the year the participant attains their Social

Security retirement age. If the participant has less than twenty-five years of service at his or her normal retirement date, the participant's monthly retirement benefit will be actuarially reduced by 1/25 for each year of credited service less than twenty-five years. Cash benefits under the plan generally commence on retirement, death or other termination of employment and are payable in various forms at the election of the participant.

         401(k) Plan. The Bank has a contributory 401(k) Plan. All salaried employees are eligible to participate after having worked six months consecutively; there is no age requirement. Participants may elect to defer between 1% to 15% of their base compensation which will be contributed to the plan, providing the amount deferred does not exceed the dollar maximum election deferral for each year. The Bank's match is 100% up to a 2% deferral; the Bank will provide a 25% match on employee contributions up to 4% of salary. Under the Plan, an employee is vested 20% after three years and 20% each year thereafter for the next four years of service. If an employee leaves prior to the three-year period, he or she forfeits any accrued Bank match contribution.

         Distribution to participants are made at death, retirement or other termination of employment in a lump sum payment. The Plan permits certain in-service withdrawals. Normal retirement age is considered sixty-five; early retirement is considered at fifty-five with ten years of vested service; disability retirement has no age requirements but a service requirement of ten years of vested service.

         Stock Option Plan. The Bank has two incentive Stock Option Plans, the 1985 Plan (which has expired, but options granted thereunder are still exercisable) and the 1994 Plan. The 1994 Plan provides for the award of incentive stock options to key employees of the Bank as selected by the Board of Directors. The Board of Directors makes awards under the Plan and fixes the terms and conditions of each award pursuant to a separate agreement entered into with each optionee. The price of shares of stock to be issued upon the exercise of options is 100% of the fair market value on the date of the award. The option is not exercisable after the expiration of ten years from the date such option is granted. An option is not transferable by a person to whom it is granted other than by will or the laws of descent and distribution.

         Under the 1985 Plan, accounting for two 10% stock dividends and a 2-for-1 split, 31,080 shares were reserved, all of which have been granted or exercised. Under the 1994 Plan, 75,000 shares have been authorized and 17,730 have been granted.

         Employee Stock Ownership Plan (ESOP). The Bank provides an Employee Stock Ownership Plan that is a non-contributory plan supported by annual contributions made at the discretion of the Board of Directors.

         The Plan is a Stock Bonus Plan qualified under Section 401(a) of the Internal Revenue Code and an Employee Ownership Plan under Section 4975(E)(7) of the Code. The plan is administered by Trustees and an Administrative Committee both elected by the Board of Directors of the Bank for the exclusive benefit of participants.

         The plan is eligible to each Bank employee over the age of twenty-one and credited with at least 1,000 hours of service for the plan year.

         Other Benefit Plans. The Bank provides life, medical, dental and disability insurance to all eligible employees of the Bank.

                           REGULATION AND SUPERVISION

         Bank holding companies and banks operate in a highly regulated environment and are regularly examined by federal and state regulators. The following description briefly discusses certain provisions of federal and state laws and certain regulations and the potential impact of such provisions on the Holding Company and the Bank. These federal and state laws and regulations have been enacted for the protection of depositors in national and state banks and not for the protection of stockholders of bank holding companies or banks.

Bank Holding Companies

         As a result of the Reorganization, the Bank will become a subsidiary of the Holding Company, and the Holding Company must register as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and become subject to regulation by the Federal Reserve. The Federal Reserve has jurisdiction under the BHCA to approve any bank or nonbank acquisition, merger or consolidation proposed by a bank holding company. The BHCA generally limits the activities of a bank holding company and its subsidiaries to that of banking, managing or controlling banks, or any other activity which is so closely related to banking or to managing or controlling banks as to be a proper incident thereto.

         Federal law permits bank holding companies from any state to acquire banks and bank holding companies located in any other state. Effective June 1, 1997, the law will allow interstate bank mergers, subject to earlier "opt-in" or "opt-out" action by individual states. The law currently allows interstate branch acquisitions and de novo branching if permitted by the host state. Virginia has adopted early "opt-in" legislation that allows interstate bank mergers. These laws also permit interstate branch acquisitions and de novo branching in Virginia by out-of-state banks if reciprocal treatment is accorded Virginia banks in the state of the acquiror.

         There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositor of such depository institutions and to the Federal Deposit Insurance Corporation (the "FDIC") insurance fund in the event the depository institution becomes in danger of default or in default. For example, under a policy of the Federal Reserve with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so otherwise. In addition, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by either the Savings Association Insurance Fund ("SAIF") or the Bank Insurance Fund ("BIF") as a result of the default of a commonly controlled insured depository institution in danger of default. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interest of the SAIF or the BIF or both. The FDIC's claim for reimbursement is superior to claims of stockholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution.

         The Federal Deposit Insurance Act ("FDIA") also provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or stockholder.

This provision would give depositors a preference over general and subordinated creditors and stockholders in the event a receiver is appointed to distribute the assets of any of the Banks.

         The Holding Company also will be required to register in Virginia with the SCC under the financial institution holding company laws of Virginia. Accordingly, the Holding Company will be subject to regulation and supervision by the SCC.

         Finally, the Holding Company will be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, including but not limited to, filing annual, quarterly and other current reports with the Securities and Exchange Commission.

Capital Requirements

         The Federal Reserve, the Comptroller of the Currency, and the FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to United States banking organizations. In addition, those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels because of its financial condition or actual or anticipated growth. Under the risk-based capital requirements of these federal bank regulatory agencies, the Bank is required to maintain a minimum ratio of total capital to risk-weighted assets of at least 8%. At least half of the total capital is required to be "Tier 1 capital," which consists principally of common and certain qualifying preferred shareholders' equity, less certain intangibles and other adjustments. The remainder "Tier 2 capital" consists of a limited amount of subordinated and other qualifying debt (including certain hybrid capital instruments) and a limited amount of the general loan loss allowance. The Tier 1 and total capital to risk-weighted asset ratios of the Bank as of December 31, 1996 were 17.78% and 18.86%, respectively, exceeding the minimums required.

         In addition, each of the federal regulatory agencies has established a minimum leverage capital ratio (Tier 1 capital to average tangible assets). These guidelines provide for a minimum ratio of 3% for banks and bank holding companies that meet certain specified criteria, including that they have the highest regulatory examination rating and are not contemplating significant growth or expansion. All other institutions are expected to maintain a leverage ratio of at least 100 to 200 basis points above the minimum. The Tier 1 capital leverage ratio of the Bank as of December 31, 1996, was 10.65%. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

         Banking agencies have recently adopted final regulations which mandate that regulators take into consideration concentrations of credit risk and risks from non-traditional activities, as well as an institution's ability to manage those risks, when determining the adequacy of an institution's capital. This evaluation will be made as a part of the institution's regular safety and soundness examination. Banking agencies also have recently adopted final regulations requiring regulators to consider interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in the evaluation of a bank's capital adequacy. Concurrently, banking agencies have proposed a methodology for evaluating interest rate risk. After gaining experience with the proposed measurement process, those banking agencies intend to propose further regulations to establish an explicit risk-based capital charge for interest rate risk. The Holding Company and the Bank do not expect any of these rules, either individually or in the aggregate, to have a material impact on their respective capital requirements.

Limits on Dividends and Other Payments

         The Holding Company is a legal entity separate and distinct from the Bank.. The Bank is a state member bank of the Federal Reserve System. As a result, the Bank is regulated by the Federal Reserve and the SCC. There are various regulatory limitations applicable to the payment of dividends by the Bank as well as the payment of dividends by the Holding Company to its stockholders. Under applicable laws of Virginia to the Bank, prior approval from the bank regulatory agencies is required if cash dividends declared in any given year exceed net income for that year plus net income for the prior two years less all dividends paid during the current year and two prior years. Under existing supervisory practices, at December 31, 1996, the Bank could have paid additional dividends of approximately $2,815,768, without obtaining prior regulatory approval. The payment of dividends by the Bank or the Holding Company may also be limited by other factors, such as requirements to maintain capital above regulatory guidelines. Bank regulatory agencies have authority to prohibit the Bank or the Holding Company from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending upon the financial condition of the Bank or the Holding Company, could be deemed to constitute such an unsafe or unsound practice. The Federal Reserve has stated that, as a matter of prudent banking, a bank or bank holding company should not maintain its existing rate of cash dividends on common stock unless (1) the organization's net income available to common stockholders over the past year has been sufficient to fund fully the dividends and (2) the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality, and overall financial condition.

         Under the FDIA, insured depository institutions such as the Bank are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized" (as such term is used in the statute). Based on the Bank's current financial condition, it is not anticipated that this provision will have any impact on its ability to obtain dividends from the Bank.

         The Bank is supervised and regularly examined by the Federal Reserve and the SCC. The Bank is also subject to various requirements and restrictions under federal and state law such as limitations on the types of services that they may offer, the nature of investments that they make, and the amounts of loans that may be granted. Various consumer and compliance laws and regulations also affect the operations of the Bank. In addition to the impact of regulation, the Bank is affected significantly by actions of the Federal Reserve in attempting to control the money supply and the availability of credit.

         The Bank also is subject to the requirements of the Community Reinvestment Act (the "CRA"). The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. Each financial institution's efforts in meeting community credit needs currently are evaluated as part of the examination process pursuant to twelve assessment factors. These factors also are considered in evaluating mergers, acquisitions and applications to open branches. The Bank has attained an "Satisfactory" rating on its most recent CRA performance evaluation.

         As a result of a 1993 Presidential initiative, each of the federal banking agencies recently approved a final rule establishing a new framework for the implementation of CRA. The new rule, which will become fully effective on July 1, 1997 will emphasize an institution's performance in meeting community credit needs. Institutions will be evaluated on the basis of a three pronged lending, investment and service test, with lending being of primary importance. CRA ratings will continue to be a matter of public record, and CRA performance will continue to be evaluated in connection with mergers, acquisitions and branch applications. Although the new rule is likely to have some impact on the Bank's business practices, it is not anticipated that any changes will be material.

Deposit Insurance

         As an institution with deposits insured by BIF, the Bank also is subject to insurance assessments imposed by the FDIC. Currently, a risk-based assessment schedule imposes assessments on BIF deposits, ranging from an annual minimum payment of $2,000 for well-capitalized institutions to .27% of deposits for under-capitalized institutions. The Bank currently is assessed as well-capitalized.

Other Safety and Soundness Regulations

         The federal banking agencies have broad powers under federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized," "adequately capitalized,"
"undercapitalized," "significantly undercapitalized" or "critically undercapitalized," as such terms are defined under uniform regulations defining such capital levels issued by each of the federal banking agencies.

                            APPOINTMENT OF AUDITORS

         On the recommendation of the Audit Committee, the Board of Directors has appointed Eggleston Smith P.C., certified public accountants, as the Bank's independent auditors for 1997 subject to ratification of the stockholders. Eggleston Smith P.C. rendered audit services to the Bank during 1996. These services consisted primarily of the examination and audit of the Bank's financial statements, tax reporting assistance, and other audit and accounting matters. Stockholders are requested to ratify the selection of Eggleston Smith P.C. at the Annual Meeting.

         Representatives of Eggleston Smith P.C. are expected to be present at the Annual Meeting and are expected to be available to respond to questions during and after the meeting.

                                 OTHER MATTERS

         The Board of Directors is not aware of any business to come before the Annual Meeting other than those matters described above. However, if any other matters should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the judgment of the person or persons voting the proxies.

                                 LEGAL MATTERS

         The legality of Holding Company common stock to be issued pursuant to the Reorganization will be passed upon for the Holding Company by the law firm of LeClair Ryan, Richmond, Virginia, which has acted as special counsel to the Bank and the Holding Company in connection with the Reorganization.

                                    EXPERTS

         The financial statements of the Bank of Lancaster for the period ended December 31, 1996 included in the accompanying Annual Report to Stockholders are incorporated herein in reliance upon the report of Eggleston Smith P.C., certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                             STOCKHOLDER PROPOSALS

         In the event the Reorganization is consummated prior to the scheduled 1998 Annual Meeting of Stockholders of the Bank, the Holding Company will be conducting such annual meeting of stockholders. Stockholder proposals intended to be presented at the Bank's 1998 Annual Meeting, or, in lieu thereof, the Holding Company's 1998 Annual Meeting, must be submitted to the Holding Company by January 16, 1998 in order to be considered for inclusion in the proxy materials for such meeting.

                                                                    EXHIBIT  A


                      AGREEMENT AND PLAN OF REORGANIZATION

         THIS AGREEMENT AND PLAN OF REORGANIZATION is made and entered into as of February 20, 1997, by and between Bay Banks of Virginia, Inc., a proposed bank holding company organized under the laws of Virginia, with its principal office in Kilmarnock, Virginia (the "Holding Company") and Bank of Lancaster, a banking corporation organized under the laws of the Commonwealth of Virginia with its Main Office in Kilmarnock, Virginia (the "Bank"). The Holding Company and the Bank are collectively referred to herein as the "Constituent Corporations".

                                  WITNESSETH:

         WHEREAS, the respective boards of directors of the Constituent Corporations consider the consolidation of the Bank and the Holding Company by way of a statutory share exchange pursuant to the Virginia Stock Corporation Act (the "Act"), with the effect provided in Section 13.1-721 of the Act (the "Share Exchange"), so that the Bank will become and be a wholly-owned subsidiary of the Holding Company, to be in the respective best interests of the Constituent Corporations and their shareholders. To that end, each such board has approved this Agreement and Plan of Reorganization.

         NOW THEREFORE, in consideration of the mutual agreements set forth herein, the Constituent Corporations agree as follows:

         1. The Share Exchange. At the Effective Date of the Share Exchange (as hereinafter defined), the Bank shall be consolidated with the Holding Company, which shall, after the Share Exchange, own 100% of the issued and outstanding shares of the Bank. The Share Exchange shall be pursuant to the provisions of and with the effect provided in Sections 6.1-43 and 6.1-44 of the Virginia Banking Act.

         2. Name; Articles of Incorporation; Bylaws; Offices. The name, Articles of Incorporation, and Bylaws of the Bank shall remain unchanged after the Effective Date. The Main Office and branches of the Bank immediately prior to the Share Exchange shall remain as such after the Effective Date. The Articles of Incorporation and Bylaws of the Holding Company shall remain unchanged after the Effective Date. The Articles of Incorporation of the Holding Company shall be in substantially the form attached as Appendix I.

         3. Conversion of Shares. Upon, and by reason of, the Share Exchange becoming effective pursuant to the issuance of a Certificate of Share Exchange by the Virginia State Corporation Commission, no cash shall be allocated to the shareholders of the Bank, and each of the issued and outstanding shares of common stock of the Bank ("Bank Common Stock") shall be automatically exchanged for one share of common stock of the Holding Company ("Holding Company Common Stock"). Outstanding certificates representing shares of Bank Common Stock will thereafter represent an equal number of shares of Holding Company Common Stock; accordingly, stockholders will not be required to surrender their Bank stock certificates for new certificates upon consummation of the Share Exchange. The Holding Company may, however, on a date subsequent to the Effective Date require that all certificates of Bank Common Stock be surrendered and exchanged for certificates of Holding Company Common Stock.

         4. Capital of the Bank. The capital, surplus and undivided profits of the Bank at the Effective Date will be equal to the capital structure of the Bank at December 31, 1996 adjusted, however, for capital contributions, normal earnings and expenses, and other capital changes between December 31, 1996 and the Effective Date.

         5. Board of Directors; Officers. (a) At the Effective Date, the boards of directors of the Bank and the Holding Company shall continue to serve as such until their respective terms expire or until such time as their successors have been elected and qualified.

                  (b) At the Effective Date, the respective officers of the Bank and the Holding Company shall continue to serve as such until such time as their successors have been elected or appointed.

         6. Rights of Dissenting Shareholders. Stockholders of the Bank who dissent from the Share Exchange will be entitled to the dissenters' rights and remedies set forth in Sections 13.1-730 through 13.1-741 of the Act.

         7. Conditions of the Share Exchange. Consummation of the Share Exchange is conditioned upon (i) the approval of this Agreement by the stockholders of the Bank and the Holding Company, respectively, at meetings to be held on the call of their respective boards of directors, (ii) the receipt of the required regulatory approvals, and (iii) the receipt of an opinion of counsel as to the tax-free nature of the transaction. Upon the satisfaction of the foregoing conditions, the Share Exchange shall become effective at the time specified in a Certificate of Share Exchange to be issued by the Virginia State Corporation Commission approving the Share Exchange (the "Effective Date").

         8. Termination. This Agreement may be terminated by the unilateral action of either of the boards of directors of the Holding Company or the Bank prior to the approval of the Agreement by the stockholders of such party or by the mutual consent of the respective boards of directors of the Holding Company and the Bank after any stockholder group has taken the requisite affirmative action. Upon termination for any reason, this Agreement shall be void and of no further effect, and there shall be no liability by reason of this Agreement or the termination thereof on the part of the Bank or the Holding Company or any of their directors, officers, employees, agents or stockholders.

         WITNESS, the following signatures for the parties, each hereunto set by its President pursuant to duly authorized resolutions of its board of directors.

                                       BAY BANKS OF VIRGINIA, INC., a Virginia
                                       corporation

                                       By:      /s/Austin L. Roberts, III
                                                ______________________________
                                                Austin L. Roberts, III
                                                President

                                       BANK OF LANCASTER, a Virginia banking
                                       corporation

                                       By:      /s/Ammon G. Dunton, Jr.
                                                ______________________________
                                                Ammon G. Dunton, Jr.
                                                Chairman of the Board

                                                                  Appendix I to
                                                                     Exhibit  A


                           ARTICLES OF INCORPORATION

                                       OF

                          BAY BANKS OF VIRGINIA, INC.

                                    I. NAME

           The name of the corporation is Bay Banks of Virginia, Inc.

                                  II. PURPOSE

                  The purpose for which the Corporation is formed is to act as a bank holding company and to transact any or all lawful business not required to be specifically stated in these Articles for which corporations may be incorporated under the Virginia Stock Corporation Act, as amended from time to time.

                               III. CAPITAL STOCK

                  The Corporation shall have authority to issue five million (5,000,000) shares of Common Stock, par value $5.00 per share, and two million (2,000,000) shares of Preferred Stock, par value $5.00 per share. The rights, preferences, voting powers and the qualifications, limitations and restrictions of the authorized stock shall be as follows:

                               A. Preferred Stock

                  The Preferred Stock may be issued from time to time in one or more classes or series, with such distinctive designations, rights and preferences as shall be stated and expressed herein or in the resolution or resolutions providing for the issuance of shares of a particular series, and in such resolution or resolutions providing for the issuance of shares of such series, the Board of Directors is expressly authorized to fix or establish the basis for determining:

                  (a) the maximum number of shares constituting such class or series, and the designation of such class or series, which shall be such as to distinguish the shares thereof from the shares of all other classes and series;

                  (b) the annual or other periodic dividend rate for such series, the dividend payment dates and, if cumulative, the dates from which dividends shall be cumulative, and the extent of participation rights, if any;

                  (c) any right to vote with holders of shares of any other series or class and any right to vote as a class, either generally or as a condition to specified corporate action;

                  (d) the price at, and the terms and conditions on which, shares may be redeemed;

                  (e) the amount payable upon shares in event of involuntary liquidation;

                  (f) the amount payable upon shares in the event of voluntary liquidation;

                  (g) any sinking fund provisions for the redemption or purchase of shares;

                  (h) the rights, if any, of the holders of shares of such series to convert such shares into other classes of stock of the Corporation, or to exchange such shares for other securities, and the terms and conditions of any such conversion or exchange; and

                  (i) such other rights as may be specified by the Board of Directors and not prohibited by law.

                  All shares of Preferred Stock of any one series shall be identical with each other in all respects except, if so determined by the Board of Directors, as to the dates from which dividends thereon shall be cumulative; and all shares of Preferred Stock shall be of equal rank with each other, regardless of series, and shall be identical with each other in all respects except as provided herein or in the resolution or resolutions providing for the issuance of a particular series.

                                B. Common Stock

                  Section 1. Subject to the provisions of law and the rights of holders of shares at the time outstanding of Preferred Stock, the holders of Common Stock at the time outstanding shall be entitled to receive such dividends at such times and in such amounts as the Board of Directors may deem advisable.

                  Section 2. In the event of any liquidation, dissolution or winding up (whether voluntary or involuntary) of the Corporation, after the payment or provision for payment in full for all debts and other liabilities of the Corporation and all preferential amounts to which the holders of shares at the time outstanding of Preferred Stock shall be entitled, the remaining net assets of the Corporation shall be distributed ratably among the holders of the shares at the time outstanding of Common Stock.

                  Section 3. The holders of Common Stock shall be entitled to one vote per share on all matters as to which a shareholder vote is taken.

                            IV. NO PREEMPTIVE RIGHTS

                  No holder of shares of any class of capital stock of the Corporation shall have any preemptive or preferential right to subscribe to or purchase (i) any shares of capital stock of the Corporation, whether now or hereafter authorized, (ii) any securities convertible into such shares or (iii) any options, warrants, or rights to purchase such shares or securities convertible into any such shares.

                                  V. DIRECTORS

                  Section 1. The Board of Directors shall consist of such number of individuals as may be fixed or provided for by the bylaws of the Corporation.

                  Section 2. The Board of Directors shall be divided into three classes, Class I, Class II and Class III as nearly equal in number as possible. On the effective date of these articles of incorporation of this Corporation, the classification of directors of this Corporation shall be implemented as follows: directors of the first class (Class
I) shall be elected to hold office for a term expiring at the 2000 annual meeting of the shareholders; directors of the second class (Class II) shall be elected for a term expiring at the 1999 annual meeting of the shareholders, and directors of the third class (Class III) shall be elected to hold office for a term expiring at the 1998 annual meeting of shareholders. The successors to the class of directors whose terms expires shall be identified as being of the same class as the directors they succeed and elected to hold office for a term expiring at the third succeeding annual meeting of shareholders. When the number of directors is changed, any newly created directorship shall be apportioned among the classes by the Board of Directors as to make all classes as nearly equal as possible.

                  Section 3. Directors of the Corporation may be removed only for cause and with the affirmative vote of at least two-thirds of the outstanding shares entitled to vote.

                  Section 4. If the office of any director shall become vacant, the directors at the time in office, whether or not a quorum, may, by majority vote of the directors then in office, choose a successor who shall hold office until the next annual meeting of stockholders. In such event, the successors elected by the stockholders at that annual meeting shall hold office for a term that shall coincide with the remaining term of the class of directors to which that person has been elected. Vacancies resulting from the increase in the number of directors shall be filled in the same manner.

                  Section 5. Each director shall hold office until his or her successor is elected and qualified or until his or her death, resignation, retirement or removal.

                      VI. SHAREHOLDER'S QUORUM AND VOTING

                  Section 1. A quorum for any meeting of the stockholders shall consist of sixty percent (60%) of the shares of stock of the Corporation entitled to vote. If a quorum is present, in person and by proxy, the concurring vote of more than sixty percent (60%) of the voting shares of the Corporation represented at the meeting shall be required in order to constitute the act of the stockholders.

                  Section 2. Notwithstanding the provisions of Section 1, as to any amendment of the Corporation's Articles of Incorporation, a plan of merger or exchange, a transaction involving the sale of all or substantially all the Corporation's assets other than in the regular course of business and a plan of dissolution shall be approved by the vote of sixty percent (60%) of all the votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction at a meeting at which a quorum of the voting group is present, provided that the transaction has been approved and recommended by at least two-thirds of the directors in office at the time of such approval and recommendation. If the transaction is not so approved and recommended, then the transaction shall be approved by the vote of eighty percent (80%) or more of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction.

                              VII. INDEMNIFICATION

                  Section 1. To the full extent that the Virginia Stock Corporation Act, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of directors or officers, a director or officer of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages.

                  Section 2. To the full extent permitted and in the manner prescribed by the Virginia Stock Corporation Act, the Corporation shall indemnify each director or officer of the Corporation against liabilities, fines, penalties and claims imposed upon or asserted against him (including amounts paid in settlement) by reason of having been such director or officer, whether or not then continuing to so be, and against all expenses (including counsel fees) reasonably incurred by him in connection therewith, except in relation to matters as to which he shall have been finally adjudged liable by reason of his willful misconduct or a knowing violation of criminal law in the performance of his duty as such director or officer. The Board of Directors is hereby empowered, by majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer.

                  Section 3. The Board of Directors is hereby empowered, by majority vote of a quorum of disinterested directors, to cause the Corporation to indemnify or contract in advance to indemnify any person not specified in
Section 2 of this Article against liabilities, fines, penalties and claims imposed upon or asserted against him (including amounts paid in settlement by reason of having been an employee, agent or consultant of the Corporation, whether or not then continuing so to be, and against all expenses (including counsel fees) reasonably incurred by him in connection therewith, to the same extent as if such person were specified as one to whom indemnification is granted in Section 2.

                  Section 4. The Corporation may purchase and maintain insurance to indemnify it against the whole or any portion of the liability assumed by it in accordance with this Article and may also procure insurance, in such amounts as the Board of Directors may determine, on behalf of any person who is or was a director, officer, employee, agent or consultant of the Corporation against any liability asserted against or incurred by any such person in any such capacity or arising from his status as such, whether or not the Corporation would have power to indemnify him against such liability under the provisions of this Article.

                  Section 5. In the event there has been a change in the composition of a majority of the Board of Directors after the date of the alleged act or omission with respect to which indemnification is claimed, any determination as to indemnification and advancement of expenses with respect to any claim for indemnification made pursuant to Sections 2 or 3 of this Article VII shall be made by special legal counsel agreed upon by the Board of Directors and the proposed indemnitee. If the Board of Directors and the proposed indemnitee are unable to agree upon such special legal counsel, the Board of Directors and the proposed indemnitee each shall select a nominee, and the nominees shall select such special legal counsel.

                  Section 6. No amendment, modification or repeal of this Article shall diminish the rights provided hereby or diminish the right to indemnification with respect to any claim, issue or matter in any then pending or subsequent proceeding that is based in any material respect on any alleged action or failure to act occurring before the adoption of such amendment, modification or repeal.

                  Section 7. Every reference herein to director, officer, employee, agent or consultant shall include (i) every director, officer, employee, agent, or consultant of the Corporation or any corporation the majority of the voting stock of which is owned directly or indirectly by the Corporation, (ii) every former director, officer, employee, agent, or consultant of the Corporation, (iii) every person who may have served at the request of or on behalf of the Corporation as a director, officer, employee, agent, consultant or trustee of another corporation, partnership, joint venture, trust or other entity, and (iv) in all of such cases, his executors and administrators.

                            VIII. INITIAL DIRECTORS

         Set forth below are the names and addresses of the individuals who are to serve as the initial directors of the Corporation:

                      Name                                Addresses
                     ------                              -----------
             Ammon G. Dunton, Jr.                P. O. Box 38
                                                 Merry Point, Virginia  22513

             Austin L. Roberts, III              P. O. Box 1869
                                                 Kilmarnock, Virginia  22482

             Weston F. Conley, Jr.               Box 85
                                                 Morattico, Virginia  22523

             William A. Creager                  Route 1, Box 661
                                                 Kilmarnock, Virginia  22482

             Thomas A. Gosse                     P. O. Box 467
                                                 Irvington, Virginia  22480

             W. Bruce Sanders                    P. O. Box 1893
                                                 Kilmarnock, Virginia  22482


                    IX. INITIAL REGISTERED OFFICE AND AGENT

         The post office address of the initial registered office is Dunton, Simmons & Dunton, 678 Rappahannock Drive, White Stone, Virginia. The name of the town in which the initial registered office is located is White Stone, Virginia. The name of the initial registered agent is Ammon G. Dunton, Jr., whose business office is the same as the registered office and who is a resident of Virginia and a member of the Virginia State Bar.

Dated: February 10, 1997

                                                  /s/ Ammon G. Dunton, Jr.
                                      _________________________________________
                                                  Ammon G. Dunton, Jr.
                                                  Incorporator

                                                                     Exhibit B

                                  ARTICLE 15.

                               DISSENTERS' RIGHTS

         ss.13.1-729.  Definitions.--In this article:

         "Corporation" means the issuer of the shares held by a dissenter before the corporate action, except that (i) with respect to a merger, "corporation" means the surviving domestic or foreign corporation or limited liability company by merger of that issuer, and (ii) with respect to a share exchange, "corporation" means the acquiring corporation by share exchange, rather than the issuer, if the plan of share exchange places the responsibility for dissenters' rights on the acquiring corporation.

         "Dissenter" means a shareholder who is entitled to dissent from corporate action under ss. 13.1-730 and who exercises that right when and in the manner required by ss.13.1-732 through ss.13.1-739.

         "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

         "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

         "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

         "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

         "Shareholder" means the record shareholder or the beneficial shareholder.

         ss.13.1-730. Right to Dissent.--A. A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

         1. Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by ss.13.1-718 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under ss.13.1-719;

         2. Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

         3. Consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the shareholder was entitled to vote on the sale or exchange or if the sale or exchange was in furtherance of a dissolution on which the shareholder was entitled to vote, provided that such dissenter's rights shall not apply in the case of (i) a sale or exchange pursuant to court order, or (ii) a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

         4. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

         B. A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

         C. Notwithstanding any other provision of this article, with respect to a plan of merger or share exchange or a sale or exchange of property there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

         1. The articles of incorporation of the corporation issuing such shares provide otherwise;

         2. In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for such shares anything except:

                  a.    Cash;

                  b. Shares or membership interests, or shares or membership interests and cash in lieu of fractional shares (i) of the surviving or acquiring corporation or limited liability company or (ii) of any other corporation or limited liability company which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders or members; or

                  c. A combination of cash and shares or membership interests as set forth in subdivisions 2a and 2b of this subsection; or

         3. The transaction to be voted on is an "affiliated transaction" and is not approved by a majority of "disinterested directors" as such terms are defined in ss.13.1-725.

         D. The right of a dissenting shareholder to obtain payment of the fair value of his shares shall terminate upon the occurrence of any one of the following events:

         1.     The proposed corporate action is abandoned or rescinded;

         2. A court having jurisdiction permanently enjoins or sets aside the corporate action; or

         3. His demand for payment is withdrawn with the written consent of the corporation.

         ss.13.1-731. Dissent by Nominees and Beneficial Owners.--A. A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

         B. A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

         1. He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

         2. He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

         ss.13.1-732. Notice of Dissenters' Rights.--A. If proposed corporate action creating dissenters' rights under ss. 13.1-730 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

         B. If corporate action creating dissenters' rights under ss.13.1-730 is taken without a vote of shareholders, the corporation, during the ten-day period after the effectuation of such corporate action, shall notify in writing all record shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in ss.13.1-734.

         ss.13.1-733. Notice of Intent to Demand Payment.--A. If proposed corporate action creating dissenters' rights under ss.13.1-730 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (ii) shall not vote such shares in favor of the proposed action.

         B. A shareholder who does not satisfy the requirements of subsection A of this section is not entitled to payment for his shares under this article.

         ss.13.1-734. Dissenters' Notice.--A. If proposed corporate action creating dissenters' rights under ss.13.1-730 is authorized at a shareholders' meeting, the corporation, during the ten-day period after the effectuation of such corporate action, shall deliver a dissenters' notice in writing to all shareholders who satisfied the requirements of ss.13.1-733.

         B.       The dissenters' notice shall:

         1. State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

         2. Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

         3. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before or after that date;


         4. Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date of delivery of the dissenters' notice; and

         5.     Be accompanied by a copy of this article.

         ss.13.1-735. Duty to Demand Payment.--A. A shareholder sent a dissenters' notice described in ss.13.1-734 shall demand payment, certify that he acquired beneficial-ownership of the shares before or after the date required to be set forth in the dissenters' notice pursuant to paragraph 3 of subsection B of ss. 13.1-734, and, in the case of certificated shares, deposit his certificates in accordance with the terms of the notice.

         B. The shareholder who deposits his shares pursuant to subsection A of this section retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

         C. A shareholder who does not demand payment and deposits his share certificates where required each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

         ss.13.1-736. Share Restrictions.--A. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received.

         B. The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

         ss.13.1-737. Payment.--A. Except as provided in ss.13.1-738, within thirty days after receipt of a payment demand made pursuant to ss.13.1-735, the corporation shall pay the dissenter the amount the corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the corporation under this paragraph may be enforced (i) by the circuit court in the city or county where the corporation's principal office is located, or, if none in this Commonwealth, where its registered office is located or (ii) at the election of any dissenter residing or having its principal office in the Commonwealth, by the circuit court in the city or county where the dissenter resides or has its principal office. The court shall dispose of the complaint on an expedited basis.

         B.     The payment shall be accompanied by:

         1. The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the effective date of the corporate action creating dissenters' rights, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

         2. An explanation of how the corporation estimated the fair value of the shares and of how the interest was calculated;

         3. A statement of the dissenters' right to demand payment under ss.13.1-739; and

         4.     A copy of this article.

         ss.13.1-738. After-Acquired Shares.--A. A corporation may elect to withhold payment required by ss. 13.1-737 from a dissenter unless he was the beneficial owner of the shares on the date of the first publication by news media or the first announcement to shareholders generally, whichever is earlier, of the terms of the proposed corporate action, as set forth in the dissenters' notice.

         B. To the extent the corporation elects to withhold payment under subsection A of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount of each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares and of how the interest was calculated, and a statement of the dissenter's right to demand payment under ss.13.1-739.

         ss.13.1-739. Procedure if Shareholder Dissatisfied with Payment or Offer.--A. A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate (less any payment under ss. 13.1-737), or reject the corporation's offer under ss. 13.1-738 and demand payment of the fair value of his shares and interest due, if the dissenter believes that the amount paid under ss.13.1-737 or offered under ss. 13.1-738 is less than the fair value of his shares or that the interest due is incorrectly calculated.

         B. A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for his shares.

         ss.13.1-740. Court Action.--A. If a demand for payment under ss.13.1-739 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the circuit court in the city or county described in subsection B of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         B. The corporation shall commence the proceeding in the city or county where its principal office is located, or, if none in this Commonwealth, where its registered office is located. If the corporation is a foreign corporation without a registered office in this Commonwealth, it shall commence the proceeding in the city or county in this Commonwealth were the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

         C. The corporation shall make all dissenters, whether or not residents of this Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

         D. The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that such shareholder has not complied with the provisions of this article, he shall be dismissed as a party.

         E. The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

         F. Each dissenter made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (ii) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under ss.13.1-738.

         ss.13.1-741. Court Costs and Counsel Fees.--A. The court in an appraisal proceeding commenced under ss.13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters did not act in good faith in demanding payment under ss.13.1-739.

         B. The court may also assess the reasonable fees and expenses of experts, excluding those of counsel, for the respective parties, in amounts the court finds equitable:

         1. Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of ss. 13.1-732 through ss. 1 3.1-739; or

         2. Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed did not act in good faith with respect to the rights provided by this article.

         C. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         D. In a proceeding commenced under subsection A of ss. 13.1-737 the court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceedings, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

                               BANK OF LANCASTER

          This Proxy is solicited on behalf of the Board of Directors

         The undersigned, revoking all prior proxies, hereby appoints Ammon G. Dunton, Jr. and Austin L. Roberts, III, or either of them, as proxies with full power of substitution to represent the undersigned and vote, as designated below, all the shares of Common Stock of Bank of Lancaster held of record by the undersigned on March 7, 1997, at the Annual Meeting of Stockholders to be held on April 28, 1997 at 1:00 p.m. at the Indian Creek Yacht and Country Club, Kilmarnock, Virginia, or any adjournment thereof, on each of the following matters:

1. To approve an Agreement and Plan of Reorganization, dated as of February 20, 1997, between the Bank of Lancaster and Bay Banks of Virginia, Inc., a newly-formed Virginia corporation established to serve as the holding company for the Bank, providing for the reorganization of the Bank into a bank holding company structure as described in the accompanying Proxy Statement.

            [ ] FOR       [ ] AGAINST              [ ]  ABSTAIN
                                         (Has the same effect as a vote Against)

2.       Election of directors.

         [ ] FOR all Nominees listed below    [ ] WITHHOLD AUTHORITY to vote for
                                                  those indicated below

         Fletcher L. Brown, III                  Thomas A. Gosse
         William A. Creager                      Austin L. Roberts, III

         NOTE: You may line through the name of any individual nominee for whom you wish to withhold your vote.

3. To ratify the selection by the Audit Committee of the Board of Directors of Eggleston, Smith, P.C., independent certified public accountants, as auditors of the Bank for 1997.

            [ ] FOR       [ ]  AGAINST             [ ]  ABSTAIN

4. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Meeting. The Board of Directors has not been notified of any such matters.

         This proxy, when properly executed, will be voted in the manner directed by the undersigned stockholder. If no direction is made, this proxy will be voted "FOR" each proposal. All joint owners MUST sign.

         Please sign exactly as your name appears below. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.
                                             ____________________________
                                             Signature

                                             ____________________________
                                             Signature (if jointly owned)


         I [ ] We [ ] expect to attend the buffet luncheon at 12:15 p.m.

         Please mark, sign, date and return this Proxy promptly in the enclosed envelope.